Equal Energy Ltd.

Annual Information Form

For the year ended December 31, 2011

March 20, 2012

TABLE OF CONTENTS

ABBREVIATIONS, CONVENTIONS AND CONVERSION FACTORS	1
GLOSSARY OF TERMS	2
FORWARD LOOKING STATEMENTS	3
CORPORATE STRUCTURE	5
BUSINESS AND STRATEGY	7
PRINCIPAL PROPERTIES	9
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	11
ADDITIONAL INFORMATION RELATING TO RESERVES DATA	23
RISK FACTORS	29
CAPITAL STRUCTURE	37
DIVIDENDS	39
DIRECTORS AND OFFICERS	40
LEGAL PROCEEDINGS	44
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
REGISTRAR AND TRANSFER AGENT	44
MATERIAL CONTRACTS	45
INTEREST OF EXPERTS	45
AUDIT COMMITTEE INFORMATION	45
ADDITIONAL INFORMATION
Appendix A – Audit Committee Mandate	A-1
Appendix B – Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-102F2	B-1
Appendix C – Report of Management and Directors on Reserve Data on Form 51-101F3	C-1
Appendix D – Cease Trade Orders, Bankruptcies, Penalties or Sanctions	D-1

Unless otherwise indicated, all of the information provided in this Annual Information Form is stated as at December 31, 2010.

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 ABBREVIATIONS, CONVENTIONS AND CONVERSION FACTORS

 ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	Bcf	Billion cubic feet of natural gas
bbls	barrels	GJ	gigajoule
bbls per day	barrels of oil per day	GJ per day	gigajoule per day
bbls/d	barrels of oil per day	LNG	Liquefied Natural Gas
boe	barrels of oil equivalent	mcf	thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet of natural gas per day
Mstb	thousand stock tank barrels	Mmcf	million cubic feet of natural gas
mbbl	Thousand barrels of oil	Mmcf/d	million cubic feet of natural gas per day
Mboe	Thousands of barrels of oil equivalent
mmbtu	millions of British Thermal Units
NGL	natural gas liquid
NGLs	natural gas liquids

Other
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28°API or higher is generally referred to as light crude oil
NI 51-101	National Instrument 51-101
NYMEX	New York Mercantile Exchange
Q1	first quarter of the year - January 1 to March 31
Q2	second quarter of the year - April 1 to June 30
Q3	third quarter of the year - July 1 to September 30
Q4	fourth quarter of the year - October 1 to December 31
SEC	Securities and Exchange Commission
US$	United States dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

 CONVENTIONS

Unless otherwise indicated, all references herein to dollar amounts are in Canadian dollars (CDN$) and references herein to “$” or “dollars” are to Canadian dollars or “M$” are to a thousand Canadian dollars or “MM$” are to a million Canadian dollars.

The information set out in this AIF is stated as at December 31, 2011 unless otherwise indicated.  Capitalized terms used but not defined in the text are defined in the Glossary.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

CONVERSION FACTORS

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert from	To	Multiply by
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.4047
Hectares	Acres	2.471

 GLOSSARY

The following are defined terms used in this Annual Information Form (“AIF”):

“6.75% Debentures” means the convertible unsecured junior subordinated debentures of the Company due March 31, 2016;

“8.00% Debentures” means the convertible unsecured subordinated debentures of the Company that were due December 31, 2011;

“8.25% Debentures” means the convertible unsecured subordinated debentures of the Company that were due June 30, 2012;

“ABCA” means the Business Corporations Act (Alberta);

“COGE Handbook” means the standards set out in the Canadian Oil and Gas Evaluation Handbook

“Common Shares” means common share in the capital stock of the corporation.

“Credit Facility” means (A) a $180.0 million revolving credit facility with a syndicate of lenders, and (B) a $20.0 million operating facility with Bank of Nova Scotia, as lender, provided pursuant to the Second Amended and Restated Credit Agreement;

“Debentures” means collectively, the 6.75% Debentures and the 8.25% Debentures;

“Delaware GCL” means Delaware general corporation law;

“EEC” means Enterra Energy Corp., a corporation amalgamated under the ABCA;

“EEFI” means Equal Energy Finance Inc., a corporation incorporated under the laws of the State of Delaware;

“EEF(D)I”  means Equal Energy Finance (Delaware) Inc., a corporation incorporated under the laws of the State of Delaware;

“EEPP” means the Equal Energy Production Partnership, a partnership organized pursuant to the laws of Alberta;

“EEPC” means Equal Energy Partner Corp., a corporation incorporated under the ABCA;

“EEUSHI” means Equal Energy US Holdings Inc., a corporation incorporated under the laws of the State of Delaware;

“EEUSI” means Equal Energy US Inc., a corporation incorporated under the laws of the State of Oklahoma;

“Equal”, “Equal Energy”, the “Corporation” or the “Company” means Equal Energy Ltd., a corporation amalgamated under the laws of the Province of Alberta;

“GAAP” means generally accepted accounting principles in Canada;

“Haas” means Haas Petroleum Engineering Services, Inc., independent petroleum engineering consultants;

“Haas Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Corporation prepared by Haas dated February 12, 2012 and effective December 31, 2011;

“McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants;

“McDaniel Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Corporation prepared by McDaniel dated February 15, 2012 and effective December 31, 2011;

“Non-Resident” means (a) a person who is not a resident of Canada for the purposes of the Tax Act and any applicable income tax convention; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Operating Subsidiaries” means collectively, the direct and indirect subsidiaries of the Corporation that own and operate assets for the benefit of the Corporation (with the material Operating Subsidiaries being EEPC, EEPP, EEUSI, EEUSHI, EEFI, and EEF(D)I;

“Reserve Reports” means, collectively, the McDaniel Report and Haas Report;

“Second Amended and Restated Credit Agreement” means the second amended and restated syndicated credit agreement dated June 25, 2010, between Equal Energy and the Bank of Nova Scotia;

“Shareholder” means a holder of Common Shares;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Trust” means Enterra Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Trust Indenture;

“Trust Indenture” means the amended and restated trust indenture dated November 25, 2003 among Olympia Trust Company, as trustee, Luc Chartrand as settlor, and EEC, as may be amended, supplemented, and restated from time to time;

“Trust Units” means trust units of the Trust;

 Exchange Rate Information

Except where otherwise indicated, all references to dollar amounts in this AIF are stated in Canadian dollars.  The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years.  The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year.  The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar.  These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately the noon day rate on each trading day.

	Year Ended December 31
	2011	2010	2009
Year End	0.9832	1.0054	0.9514
High	0.9430	0.9278	0.7698
Low	1.0583	1.0054	0.9748
Average	1.0117	0.9709	0.8757

In the preparation of the reserve tables in the section ‘Statement of Reserves Data and Other Oil and Gas Information” there are certain tables which present the net present value of the future revenue streams of the Oklahoma reserves. In order to combine the reserves in the Canada assets with the reserves in the U.S. assets, the future cash flows of the Oklahoma assets must be translated into Canadian dollars using a future exchange rate. The Company used a rate of $0.9832 U.S. to $1.00 Canadian for the forecast price tables and for the constant price table unless expressly noted otherwise, prices and costs used in an estimate that are the arithmetic average of the first-day-of-the-month price of the applicable commodity for each of the twelve months in 2011, held constant throughout the estimated lives of the properties to which the estimate applies.

FORWARD LOOKING STATEMENTS
Certain information contained herein may contain forward-looking statements under applicable securities laws and necessarily involved risks including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under the credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof.  All statements other than statements of historical facts contained in this AIF are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out herein and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on the financial status of the Company as further information becomes available, and as the economic environment changes.

Many of these risk factors and other specific risks and uncertainties are discussed in further detail throughout this AIF and in the Corporation’s management’s discussion and analysis for the year ended December 31, 2011 (the “MD&A”), which is available through the internet on the Corporation’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov as part of the annual report on Form 6-K filed with the SEC together with this AIF, and on the Corporation’s website at www.equalenergy.ca. Readers are also referred to the risk factors described in this AIF under ”Risk Factors” and in other documents the Corporation’s files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the Corporation’s or electronically on the internet on the Corporation’s SEDAR profile at www.sedar.com on EDGAR at www.sec.gov and on the Corporation’s website at www.equalenergy.ca.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

 CORPORATE STRUCTURE

Equal Energy is a geographically diversified exploration and production company with oil and gas properties located principally in Alberta, and Oklahoma.

Equal Energy is the successor to the Trust following the completion of the reorganization of the Trust from an income trust structure to a corporate structure by way of court approved plan of arrangement under the ABCA on May 31, 2010 (the Arrangement”).  The Arrangement involved the exchange, on a three-for-one basis (the “Consolidation”), of all outstanding Trust Units for Common Shares.

Equal Energy was incorporated on April 8, 2010 under the ABCA and did not carry on any active business prior to the Arrangement, other than executing the arrangement agreement pursuant to which the Arrangement was implemented.  On January 1, 2011, Equal Energy amalgamated with its wholly-owned subsidiary, Equal Energy Corp. (the successor of EEC).  The Company’s head office is located at Suite 2700, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6.  The Company’s registered office is located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5.

EEPP holds all of Equal’s Canadian oil and gas properties and associated assets. Equal Energy and EEPC are the partners in EEPP and respectively hold a 99.9957% and 0.0043% interest in EEPP.

EEUSHI is an indirect, wholly-owned subsidiary of Equal Energy.  EEUSHI holds all of Equal’s Oklahoma oil and gas properties and associated assets through its wholly owned subsidiary, Equal Energy US Inc., corporation incorporated under the laws of the state of Oklahoma. Equal Energy also has a U.S. office located at 4801 Gaillardia Parkway, Suite 325 Oklahoma City, Oklahoma.

ORGANIZATIONAL CHART

The following chart illustrates the corporate structure as at December 31, 2011.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

GENERAL DEVELOPMENTS OF THE BUSINESS

Equal Energy is engaged in the exploration for, and acquisition, development and production of, petroleum and natural gas with operations in western Canada and Oklahoma. See “Statement of Reserves Data and Other Oil and Gas Information.” The Company also reviews new drilling opportunities and potential acquisitions to supplement its exploration and development activities.

 Three Year History

The following is a description of the general development of the business of the Company over the last three financial years. For a description of the business of Equal Energy, see “Description of the Business”.

2009

In 2009, Equal Energy purchased approximately 270 boe/d of production from certain partners in its existing Hunton development operation in Oklahoma for cash consideration of US$ 6.0 million and 0.7 million Common Shares (adjusted for the Consolidation) for a total value of approximately US$ 9.0 million.  All of the production was from well bores which were operated by Equal Energy and in which the Company had an existing interest.  The acquisition also allowed for a larger go-forward interest in future drilling in this area.

2010

On May 31, 2010, the Trust completed the Arrangement.  Unitholders of the Trust received one Common Share for every three Trust Units held.  The Trust’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the completion of the Arrangement, former unitholders of the Trust held 100 percent of the Common Shares.  Readers are referred to the Trust’s information circular and proxy statement dated April 13, 2010 for additional information in respect of the Arrangement, which may be found on SEDAR at www.sedar.com.

During 2010, Equal closed the sale of several non-core assets which had net proceeds of $26.3 million and completed a bought deal equity offering which raised net proceeds of $35.6 million.  The proceeds from the sale of the non-core assets were used to pay down amounts owing under the Credit Facility and the proceeds from the equity offering were used to support the ongoing capital program; both of which gave Equal additional financial flexibility.  In Oklahoma additional working interests on existing properties were purchased for approximately USD$5.5 million.

 2011

In the first quarter of 2011, Equal issued $45.0 million aggregate principal amount of 6.75% Debentures with a face value of $1,000 per 6.75% Debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% Debentures are convertible at the option of the holder into Common Shares at any time prior to the maturity date at a conversion price of $9.00 per Common Share. The proceeds from the issuance of the 6.75% Debentures were used to redeem a portion of the $79.9 million outstanding principal amount of the 8.00% Debentures for $83.2 million which included the requisite early redemption premium and unpaid interest.  The remaining balance of the 8.00% Debenture redemption was funded from the Credit Facility.

In the second quarter of 2011 Equal closed the acquisitions of Hunton assets in Oklahoma from Petroflow Energy Ltd for $92.4 million. The acquisition increased the Corporation’s production by approximately 3,100 boe/d and was partially funded by a bought deal common share financing which had occurred for net proceeds of $47.8 million. The Corporation filed a Business Acquisition Report on SEDAR under the requirements of Form 51-102F4. The remaining balance of the acquisition was funded from the Credit Facility.

In the fourth quarter of 2011 Equal sold non-core assets in Alberta and British Columbia for proceeds of $40.3 million. With the proceeds from the asset sale, the Corporation redeemed the $39.1 million outstanding principle amount of the 8.25% Debentures for $41.5 million which included the requisite early redemption premium and unpaid interest.

 2012

 In the first quarter of 2012, Equal sold non-core assets in Saskatchewan for proceeds of $8.3 million.

 Anticipated Developments

For a discussion of anticipated developments for 2012, please see the subsequent events section of the MD&A which may be found on SEDAR at www.sedar.com.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

DESCRIPTION OF THE BUSINESS AND PROPERTIES

General

Equal Energy is engaged in the exploration for, and acquisition development and production of, petroleum and natural gas with operations in western Canada and Oklahoma. See “Statement of Reserves Data and Other Oil and Gas Information”. The Company also reviews new drilling opportunities and potential acquisitions, both in Canada and in Oklahoma, to supplement its exploration and development activities. Production during 2011 averaged 10,142 boe/d and was comprised of approximately 47% natural gas, 23% crude oil and 30% NGLs.  For 2012, production is expected to be approximately 51% natural gas, 14% crude oil and 35% NGLs.

Business Strategy During 2012

Equal’s strategy is to provide consistent net asset value and cash flow growth on a per share basis. The Corporation plans to exploit its three proven resource plays with near term drilling in the Oklahoma liquids rich Hunton play, and in Alberta in the light oil plays of Cardium and Viking. With this focus on light oil, Equal expects its cash flow netback to improve as new oil wells are drilled.  During 2012 the Corporation plans to execute a joint venture on its Mississippian lands with an industry partner and begin drilling its Mississippian light-oil play in Oklahoma.

During 2012, capital expenditures are expected to approximate funds from operations.  Equal operates all of its drilling and can dictate the pace and targets of its drilling programs.  The Company can also adjust quickly to changing circumstances, including any changes in commodity prices if necessary.  Equal has an extensive drilling inventory so it can increase capital spending in a higher commodity price environment and has the financial flexibility to do so through the Credit Facility.

Competitive Conditions

The oil and natural gas industry is intensely competitive in all its phases. Equal Energy competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas.  Equal Energy's competitors include resource companies which may have greater financial resources, staff and facilities than those of Equal Energy.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.  Equal Energy believes that its competitive position is equivalent to that of other oil and gas issuers of similar size and at a similar stage of development. See "Competition" under “Risk Factors”.

Cycles

The development of oil and gas reserves is dependent on access to areas where exploration and production is to be conducted.  Seasonal weather variations, including severe winter cold and spring break-up in Canada when roads and well locations are soft, affect access in certain circumstances.

Environmental Protection

The oil and gas industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release or emission of various substances produced in association with certain oil and gas industry operations, and requires that well and facility sites be abandoned and reclaimed to the satisfaction of environmental authorities.  As at December 31, 2011, Equal Energy recorded an obligation on its balance sheet of $31.7 million for asset retirement.  The Corporation maintains an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions.  The Corporation also has operational and emergency response procedures and safety and environmental programs in place to reduce potential loss exposure.  No assurance can be given that the application of environmental laws to the business and operations of Equal Energy will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Equal Energy's financial condition, results of operations or prospects.  See “Environmental Risks" and "Industry Conditions" under “Risk Factors”.

Employees

At December 31, 2011, Equal Energy employed or contracted 29 office personnel and 17 field operations personnel in its Canadian operations and 25 office personnel and 29 field operations personnel in its U.S. operations for a total of 100 employees.

Social or Environmental Policies

The health and safety of employees, contractors and the public, as well as the protection of the environment, is of utmost importance to Equal Energy.  To this end, the Corporation has instituted health and safety policies and programs and endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

·	complying with government regulations and standards, particularly relating to the environment, health and safety;

·	conducting operations consistent with industry codes, practices and guidelines;

·	ensuring prompt, effective response and repair to emergency situations and environmental incidents;

·	providing training to employees and contractors to ensure compliance with corporate safety and environmental rules and procedures; and

·	communicating openly with members of the public regarding its activities.

Equal Energy believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.

DEBT OF EQUAL ENERGY
The Company, may with the approval of its Board of Directors, borrow, incur indebtedness, give any guarantee or enter into any subordination agreement, or pledge or provide any security interest or encumbrance on any property of the Company or its subsidiaries. At present all third party indebtedness of Equal Energy is incurred directly by the parent company, Equal Energy Ltd. As at December 31, 2011, Equal had the Credit Facilities and $45.0 million of outstanding 6.75% Debentures.  The Credit Facilities are the legal obligation of Equal and are guaranteed by the Company’s subsidiaries.

Set forth below is a description of the material terms of the Credit Facility and the Debentures.

Credit Facility

The Credit Facility is a secured facility from a syndicate of financial institutions.  The borrowing base under the Credit Facility is comprised of a $180 million revolving facility and a $20.0 million operating facility.  The next scheduled review of the borrowing base is anticipated to be completed in June 2012.  Changes to the amount of credit available under the Credit Facility may be made after these reviews are completed.  The Credit Facility is secured with a first priority charge over the assets of Equal.  The maturity date of the Credit Facility is June 24, 2012 and should the lenders decide not to renew the Credit Facility, any outstanding amounts under the Credit Facility must be repaid by June 23, 2013.

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.0% to 4.0% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.50% to 1.00% is charged as a standby fee which is recorded in interest expense.  As at December 31, 2011, the marginal interest rate and standby fee were 3.00% and 0.75%, respectively.

As at December 31, 2011, the $138.8 million drawn under the credit facility consisted of US$136.5 million which was converted at the closing rate of CDN$1.017 per US$1.00 and interest was being accrued at a rate of 3.27% per annum (December 31, 2010 – US$25.0 million drawn at a closing rate of CDN$0.9946 per US$1.00).

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the year ended December 31, 2011, the interest coverage ratio was 6.14 (December 31, 2010 – 5.16).  Equal is in compliance with the terms and covenants of the credit facilities as at December 31, 2011.  Equal is in compliance with the terms and covenants of the Second Amended and Restated Credit Agreement as at the date of this AIF.

Convertible Debentures

As at December 31, 2011 Equal had $45.0 million of outstanding 6.75% Debentures.  See “Description of Debentures” under “Capital Structure”.

PRINCIPAL PROPERTIES

The following is a description of the Company’s material oil and natural gas properties as at December 31, 2011.  Production stated is sales production before deduction of royalties and includes royalty interests to the Company and, unless otherwise stated, is the average daily production for December 2011.  Reserve amounts are total proved plus probable reserves based on forecast prices and costs, stated before deduction of royalties and include royalty interests as at December 31, 2011 based on forecast prices and costs as evaluated in the Reserve Reports.  See “Reserves Data – Forecast Prices and Costs” under “Statement of Reserves Data and Other Oil and Gas Information”.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as for all properties, due to the effects of aggregation.  Unless otherwise specified, gross and net acres and well count information are as at December 31, 2011.

Overview

The Corporation’s production comes from both its Canadian and U.S. based operations.  The Canadian core areas lie in western Canada and include assets primarily in the province of Alberta. The principal producing areas in Alberta are:  Clair, Halkirk-Alliance-Wainwright, and Lochend.  As at the date of this Annual Information Form assets in Saskatchewan have either been sold or have had production shut-in and unlikely to be returned to producing status. The U.S. core area assets are located mainly in the Grant, Jefferson, Lincoln and Logan counties of Oklahoma.  The Corporation also has an inventory of minor producing assets, minor royalty interests and various exploration and exploitation prospects on undeveloped lands in Alberta, Saskatchewan and Oklahoma.

Alberta

 Clair
The Clair property is located 20 kilometres north of Grande Prairie.  The Corporation’s assets include a 100% working interest in 7,360 gross (4,260 net) acres of land (1,220 net undeveloped acres), 16 producing wells, 6 water injection wells, and a profit sharing interest in an oil blending facility.  Natural gas is conserved and processed at the Encana Sexsmith gas plant.  Oil is delivered into the Pembina Peace Pipeline System.

Oil and natural gas production is primarily from the Doe Creek (Dunvegan) formation.  The Doe Creek oil pool produces light (41 API) oil along with solution gas and is currently under water flood to maximize oil recovery.  There is also natural gas production from one Charlie Lake well.  Average working interest production for December 2011 was 227 bbl/d of oil and 316 mcf/d of natural gas.

The McDaniel Report has assigned total proved plus probable reserves of 455 mbbl of crude oil, 0.3 Bcf of natural gas, and 13.3 mbbl of NGL to the Clair property.

 Lochend -Cardium

Lochend is located approximately 20 kilometres northwest of Calgary. At Lochend, the Corporation holds 8,653 gross (7,996 net) acres of land with 5,970 net undeveloped acres, and 11 producing wells.  Oil is produced into single or multi-well batteries and trucked to terminal facilities. Currently, half of the solution gas is conserved at the TriOil Shiningbank gas plant by the third quarter majority of the gas should be conserved.

Oil and natural gas production is from the Cardium formation.  The oil pool produces light (38 API) oil along with solution gas.   Average working interest production for December 2011 was 330 bbl/d of oil and 69 mcf/d of gas.

The McDaniel Report has assigned total proved plus probable reserves of 1,621 mbbl of crude oil, 2.6 Bcf of natural gas, and 64.8 mbbl of NGL to the Lochend property.

 Halkirk-Alliance-Wainwright

The Corporation’s assets in the Halkirk-Alliance-Wainwright producing area of east central Alberta include production from the areas of:  Alliance, Halkirk, and Wainwright.  The Corporation currently has 111 producing oil and natural gas wells in this area.  Net undeveloped acreage totalled 12,143 acres at year-end.

Production is obtained primarily from the Dina, Cummings, Sparky, and Viking formations.  Average working interest production for December 2011 was 449 bbl/d of oil and NGLs and 859 mcf/d of natural gas.  The Corporation continues to optimize well pumping systems and upgrade or consolidate oil batteries and water injection facilities to handle produced fluid volumes more efficiently.  Solution gas is conserved at most of the oil batteries.

Viking oil production at Alliance continues to be a focus area for the Corporation. In 2011, nine wells were drilled and put on production. Produced oil and solution gas is processed through existing infrastructure. At year end, this Corporation has 12 proven undeveloped locations with reserves assigned.

The McDaniel Report has assigned total proved plus probable reserves of 1,639 mbbl of crude oil, 3.0 Bcf of natural gas and 51.8 mbbl of NGLs in the Halkirk-Alliance-Wainwright area.

 Saskatchewan

The Corporation’s assets in west central Saskatchewan are focused in the Primate area.

 Primate

The Primate heavy oil field is the main producing asset in the Primate area and the Corporation holds a 100% working interest in this property.  Oil and natural gas production comes primarily from the McLaren and Mannville formations respectively.  Despite the oil’s gravity, 11 API, the gas saturation of the reservoir allows cold production of the oil under a primary recovery scheme.   At year-end, the Corporation had 18 producing wells in the Primate area.

Average December 2011 production from the Primate area was 280 bbls/day of crude oil and 781 mcf/d of natural gas.  The McDaniel Report assigned total proved plus probable reserves in Primate of 516 mbbl of crude oil and 1.0 Bcf of natural gas. Primate was sold on January 31, 2012 for cash proceeds of $8.5 million.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

 Oklahoma

 Hunton

In Oklahoma the key producing horizon is the Hunton formation.  The Hunton is a carbonate rock formation which has been largely ignored by the industry in areas with high water/hydrocarbon production ratios.  Over the last decade, new drilling and production techniques have enabled profitable development of the Hunton formation.  Extensive dewatering lowers reservoir pressure allowing the liberation and mobilization of oil, natural gas and NGLs from smaller rock pores.  Typical peak hydrocarbon production rates average 150 boe/d per horizontal well and are generally observed within six months of production commencement.

Average Hunton production for December 2011 in Oklahoma was 29.9 Mmcf/d of natural gas and 3,862 bbl/d of crude oil and NGLs.  The Haas Report has attributed total proved and probable reserves of 499 Mbbl of crude oil, and 108 Bcf of natural gas and 13,931 mbbl of NGLs to the Hunton.

In Oklahoma there are approximately 20,000 net undeveloped acres of land, at year end 2011. This acreage is centered in Alfalfa, Grant, Lincoln, Logan, Garfield and Jefferson counties of Oklahoma.

 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

 Disclosure of Reserves Data

The reserves data set forth below (the “Reserves Data”) is based upon evaluations conducted by McDaniel with an effective date of December 31, 2011 contained in the McDaniel Report and by Haas with an effective date of December 31, 2011 contained in the Haas Report.  The Reserves Data summarizes the Company’s oil, NGL and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.  The Reserve Reports have been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators (“NI 51-101”).  Information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important. The Company engaged McDaniel and Haas to provide an evaluation of its proved and proved plus probable reserves.

At December 31, 2011 the Company’s reserves were in Canada, specifically, in the provinces of Alberta, British Columbia, and Saskatchewan and in the United States, specifically in the state of Oklahoma.  McDaniel reviewed the reserves in Canada and Haas reviewed the reserves in Oklahoma.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimate future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties.  There is no assurance that such price and cost assumptions will be attained, and variances could be material.  The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The values shown for income taxes and future net revenue after income taxes were calculated on a stand-alone basis in the Reserve Reports. The values shown may not be representative of future income tax obligations, applicable tax horizon or after tax valuation.

 Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue

The tables below are summaries of the Company’s oil, NGL and natural gas reserves and the net present value of future net revenue attributable to such reserves as evaluated by McDaniel and Haas based on constant and forecast price and cost assumptions.    The data may contain slightly different numbers than the reports due to rounding.  Additionally, the numbers in the tables may not add exactly due to rounding.

The Reserve Reports are based on certain factual data supplied by the Company and on McDaniel’s and Haas’ opinions of reasonable practice in the industry.  The extent and character of ownership and all factual data pertaining to the petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to McDaniel and Haas and were accepted without any further investigation.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Reserves Data – Forecast Prices and Costs

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue

Forecast Prices and Costs as of December 31, 2011

	Remaining Reserves
Reserves Category	Light and Medium Crude Oil				Heavy Oil				Natural Gas Liquids				Natural Gas				Total
	Gross (mbbls)		Net (mbbls)		Gross (mbbls)		Net (mbbls)		Gross (mbbls)		Net (mbbls)		Gross (mmcf)		Net (mmcf)		Gross (mboe)		Net (mboe)
		(3)		(4)		(3)		(4)		(3)		(4)		(3)		(4)		(3)		(4)
CANADA(1)
Producing	1,550.8		1,332.7		356.6		291.6		52.9		33.9		3,021.9		2,658.3		2,464.0		2,101.3
Non-Producing	-		-		-		-		4.5		2.9		203.5		167.5		38.4		30.8
Proved Undeveloped	1,011.4		859.9		120.0		76.0		32.6		22.4		1,612.7		1,407.1		1,432.8		1,192.8
Proved	2,562.2		2,192.6		476.6		367.6		90.0		59.2		4,838.1		4,232.9		3,935.2		3,324.9
Probable	1,104.9		906.8		297.2		208.2		40.1		24.5		2,217.9		1,954.3		1,811.9		1,465.2
Total Proved plus Probable	3,667.1		3,099.4		773.8		575.8		130.1		83.7		7,056.0		6,187.2		5,747.1		4,790.1

OKLAHOMA(2)
Producing	497.9		404.3		-		-		9,819.6		7,896.7		75,096.5		60,303.5		22,833.6		18,351.5
Non-Producing	-		-		-		-		-		-		-		-		-		-
Proved Undeveloped	-		-		-		-		3,506.7		2,805.4		27,466.9		21,973.6		8,084.5		6,467.6
Proved	497.9		404.3		-		-		13,326.3		10,702.1		102,563.4		82,277.1		30,918.1		24,819.1
Probable	0.9		0.8		-		-		603.5		483.7		5,367.1		4,299.7		1,498.9		1,201.1
Total Proved plus Probable	498.8		405.1		-		-		13,929.8		11,185.8		107,930.5		86,576.8		32,417.0		26,020.2

AGGREGATE
Producing	2,048.7		1,737.0		356.6		291.6		9,872.5		7,930.6		78,118.4		62,961.8		25,297.6		20,452.8
Non-Producing	-		-		-		-		4.5		2.9		203.5		167.5		38.4		30.8
Proved Undeveloped	1,011.4		859.9		120.0		76.0		3,539.3		2,827.8		29,079.6		23,380.7		9,517.3		7,660.5
Proved	3,060.1		2,596.9		476.6		367.6		13,416.3		10,761.3		107,401.5		86,510.0		34,853.3		28,144.1
Probable	1,105.8		907.6		297.2		208.2		643.6		508.2		7,585.0		6,254.0		3,310.8		2,666.4
Total Proved plus Probable	4,165.9		3,504.5		773.8		575.8		14,059.9		11,269.5		114,986.5		92,764.0		38,164.1		30,810.5
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma – from Haas Report.
(3)	Gross refers to the Corporation’s working interest including royalty interest volumes and before royalty charges.
(4)	Net refers to the Corporation’s working interest including royalty interest and after royalties charges.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue

Forecast Prices and Costs as of December 31, 2011

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
	0	5	10	15	20	0	5	10	15	20
Reserves Category	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

CANADA(1)
Producing	98.8	81.8	70.5	62.4	56.3	98.8	81.8	70.5	62.4	56.3
Non-Producing	(3.0)	(2.6)	(2.2)	(1.9)	(1.7)	(3.0)	(2.6)	(2.2)	(1.9)	(1.7)
Proved Undeveloped	28.1	16.8	9.4	4.3	0.7	28.1	16.8	9.4	4.3	0.7
Proved	123.9	96.0	77.7	64.8	55.3	123.9	96.0	77.7	64.8	55.3
Probable	75.2	44.7	30.3	22.2	17.2	64.6	40.5	28.4	21.3	16.8
Total Proved plus Probable	199.1	140.7	108.0	87.0	72.5	188.5	136.5	106.1	86.1	72.1

OKLAHOMA(2)
Producing	602.1	433.0	333.9	270.4	226.8	471.9	345.2	271.0	223.3	190.4
Non-Producing	-	-	-	-	-	-	-	-	-	-
Proved Undeveloped	166.9	87.1	45.1	21.1	6.5	100.9	52.9	27.1	12.0	2.6
Proved	769.0	520.1	379.0	291.5	233.3	572.8	398.1	298.1	235.3	193.0
Probable	36.1	23.4	16.4	12.1	9.3	21.9	14.4	10.3	7.7	6.0
Total Proved plus Probable	805.1	543.5	395.4	303.6	242.6	594.7	412.5	308.4	243.0	199.0

AGGREGATE
Producing	700.9	514.8	404.3	332.8	283.0	570.8	427.0	341.4	285.6	246.7
Non-Producing	(3.0)	(2.6)	(2.2)	(1.9)	(1.7)	(3.0)	(2.6)	(2.2)	(1.9)	(1.7)
Proved Undeveloped	195.1	103.9	54.5	25.4	7.1	129.1	69.6	36.5	16.3	3.3
Proved	893.0	616.1	456.6	356.3	288.4	696.9	494.0	375.7	300.0	248.2
Probable	111.3	68.1	46.6	34.3	26.5	86.5	54.9	38.7	29.1	22.8
Total Proved plus Probable	1,004.3	684.2	503.2	390.6	314.9	783.4	548.9	414.4	329.1	271.0
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma - from Haas Report.
(3)	Oklahoma dollar values have been converted to Cdn$ at 0.9832 exchange rate.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Undiscounted Future Net Revenue
Forecast Prices as of December 31, 2011

Total Reserves

	Revenue	Royalties	Operating Costs	Capital Develop-ment Costs	Abandon-ment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Future Income Taxes
Reserves Category	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

CANADA(1)
Total Proved	321.0	48.6	93.1	44.6	10.7	123.9	-	123.9
Total Proved plus Probable	488.9	80.0	148.4	50.1	11.2	199.1	10.6	188.5

OKLAHOMA(2) (3)
Total Proved	1,447.0	359.7	257.0	53.1	8.2	769.0	196.2	572.9
Total Proved Plus Probable	1,514.6	376.2	265.9	59.0	8.3	805.2	210.4	594.7

AGGREGATE
Total Proved	1,768.0	408.2	350.2	97.7	18.9	892.9	196.2	696.8
Total Proved Plus Probable	2,003.5	456.3	414.3	109.1	19.5	1,004.3	221.0	783.2
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma – from Haas Report.
(3)	Oklahoma net present values have been converted to Cdn$ at 0.9832 exchange rate.

Oil and Gas Reserves and Net Present Values by Production Group
Forecast Prices as of December 31, 2011
Total Reserves
	Discounted at 10% (4)
	Canada	Oklahoma		Total
					Unit Value
Reserves Category	MM$	MM$		MM$	$/bbl
			(3)			(2)
Proved
Light and Medium Crude Oil (1)	56.0	16.5		72.5	27.91
Heavy Oil	11.6	-		11.6	31.49
Natural Gas Liquids	3.3	201.2		204.4	19.00
Natural Gas	6.8	161.3		168.1	1.94
Total	77.7	379.0		456.6	16.22

Proved Plus Probable
Light and Medium Crude Oil (1)	75.1	16.5		91.6	26.14
Heavy Oil	18.5	-		18.5	32.07
Natural Gas Liquids	4.1	209.6		213.7	18.96
Natural Gas	10.3	169.2		179.5	1.94
Total	108.0	395.3		503.3	16.33
Note:
(1)	Including all by products.
(2)	Unit values are based on net reserve volumes in Cdn$.
(3)	Oklahoma net present values and unit values have been converted to Cdn$ at 0.9832 exchange rate.

(4)	Net Present Values discounted at 10% are before tax.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Oil and Gas Reserves and Net Present Values by Production Group

Forecast Prices as of December 31, 2011

Total Reserves

Reserves Group by Category	Oil Gross Mbbl	Net Mbbl	Gas Gross Mmcf	Net Mmcf	NGL Gross Mbbl	Net Mbbl	Net Present Value Before Income Tax @ 10% M$	Unit Values $/bbl or $/mcf
	(5)		(5)		(5)		(3)	(3) (4)
CANADA(1)

Light and Medium Oil (including Associated Gas and By-products)
Proved Producing	1,470	1,333	2,038	1,831	46	29	61,215	45.93
Proved Non-Producing	-	-	-	-	-	-	(1,401)	n/a
Proved Undeveloped	1,011	860	1,586	1,385	33	22	7,151	8.32
Total Proved	2,481	2,193	3,624	3,216	79	51	66,965	30.54
Probable	1,068	907	1,633	1,463	35	21	22,391	24.69
Total Proved & Probable	3,549	3,100	5,257	4,679	114	72	89,356	28.83

Heavy Oil
Proved Producing	357	292	44	36	-	-	9,999	34.29
Proved Non-Producing	-	-	-	-	-	-	(496)	n/a
Proved Undeveloped	120	76	27	22	-	-	2,235	29.41
Total Proved	477	368	71	58	-	-	11,738	31.94
Probable	297	208	51	42	-	-	7,014	33.69
Total Proved & Probable	774	576	122	100	-	-	18,752	32.57

Natural Gas Liquids
Proved Producing	-	-	-	-	-	-	-	n/a
Proved Non-Producing	-	-	-	-	-	-	-	n/a
Proved Undeveloped	-	-	-	-	-	-	-	n/a
Total Proved	-	-	-	-	-	-	-	n/a
Probable	-	-	-	-	-	-	-	n/a
Total Proved & Probable	-	-	-	-	-	-	-	n/a

Natural Gas (including By-products)
Proved Producing	-	-	911	791	7	5	(755)	(0.95)
Proved Non-Producing	-	-	204	168	4	3	(325)	(1.94)
Proved Undeveloped	-	-	-	-	-	-	-	n/a
Total Proved	-	-	1,115	959	11	8	(1,080)	(1.13)
Probable	-	-	518	449	5	3	876	1.95
Total Proved & Probable	-	-	1,633	1,408	16	11	(204)	(0.14)

OKLAHOMA(2) (3)

Light and Medium Oil
Proved Producing	-	-	-	-	-	-	-	n/a
Proved Non-Producing	-	-	-	-	-	-	-	n/a
Proved Undeveloped	-	-	-	-	-	-	-	n/a
Total Proved	-	-	-	-	-	-	-	n/a
Probable	-	-	-	-	-	-	-	n/a
Total Proved & Probable	-	-	-	-	-	-	-	n/a
			-			-
Heavy Oil
Proved Producing	-	-	-	-	-	-	-	n/a
Proved Non-Producing	-	-	-	-	-	-	-	n/a
Proved Undeveloped	-	-	-	-	-	-	-	n/a
Total Proved	-	-	-	-	-	-	-	n/a
Probable	-	-	-	-	-	-	-	n/a
Total Proved & Probable	-	-	-	-	-	-	-	n/a
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma - from Haas Report.
(3)	Oklahoma net present values and unit values have been converted to Cdn$ at 0.9832 exchange rate.

(4)	Unit values are based on net reserve volumes.

(5)	Gross refers to Corporations working interest.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Oil and Gas Reserves and Net Present Values by Production Group – Continued

Forecast Prices as of December 31, 2010

Total Reserves

Reserves Group by Category	Oil Gross Mbbl	Net Mbbl	Gas Gross Mmcf	Net Mmcf	NGL Gross Mbbl	Net Mbbl	Net Present Value Before Income Tax @ 10% M$	Unit Values $/bbl or $/mcf
							(3)	(3) (4)
Natural Gas Liquids
Proved Producing	-	-	-	-	-	-	-	n/a
Proved Non-Producing	-	-	-	-	-	-	-	n/a
Proved Undeveloped	-	-	-	-	-	-	-	n/a
Total Proved	-	-	-	-	-	-	-	n/a
Probable	-	-	-	-	-	-	-	n/a
Total Proved & Probable	-	-	-	-	-	-	-	n/a

Natural Gas (including By-products)
Proved Producing	498	404	75,096	60,303	9,820	7,897	333,890	5.54
Proved Non-Producing	-	-	-	-	-	-	-	n/a
Proved Undeveloped	-	-	27,467	21,974	3,507	2,805	45,115	2.05
Total Proved	498	404	102,563	82,277	13,327	10,702	379,005	4.61
Probable	1	1	5,367	4,300	604	484	16,368	3.81
Total Proved & Probable	499	405	107,930	86,577	13,931	11,186	395,373	4.57

AGGREGATE

Light and Medium Oil (including Associated Gas and By-products)
Proved Producing	1,470	1,333	2,038	1,831	46	29	61,215	45.92
Proved Non-Producing	-	-	-	-	-	-	(1,401)	n/a
Proved Undeveloped	1,011	860	1,586	1,385	33	22	7,151	8.32
Total Proved	2,481	2,193	3,624	3,216	79	51	66,965	30.54
Probable	1,068	907	1,633	1,463	35	21	22,391	24.69
Total Proved & Probable	3,549	3,100	5,257	4,679	114	72	89,356	28.82

Heavy Oil
Proved Producing	357	292	44	36	-	-	9,999	34.29
Proved Non-Producing	-	-	-	-	-	-	(496)	n/a
Proved Undeveloped	120	76	27	22	-	-	2,235	29.41
Total Proved	477	368	71	58	-	-	11,738	31.94
Probable	297	208	51	42	-	-	7,014	33.69
Total Proved & Probable	774	576	122	100	-	-	18,752	32.57

Natural Gas Liquids
Proved Producing	-	-	-	-	-	-	-	n/a
Proved Non-Producing	-	-	-	-	-	-	-	n/a
Proved Undeveloped	-	-	-	-	-	-	-	n/a
Total Proved	-	-	-	-	-	-	-	n/a
Probable	-	-	-	-	-	-	-	n/a
Total Proved & Probable	-	-	-	-	-	-	-	n/a

Natural Gas (including By-Products)
Proved Producing	498	404	76,007	61,094	9,827	7,902	333,135	5.45
Proved Non-Producing	-	-	204	168	4	3	(325)	(1.93)
Proved Undeveloped	-	-	27,467	21,974	3,507	2,805	45,115	2.05
Total Proved	498	404	103,678	83,236	13,338	10,710	377,925	4.54
Probable	1	1	5,885	4,749	609	487	17,244	3.63
Total Proved & Probable	499	405	109,563	87,985	13,947	11,197	395,169	4.49
Note:
1)	Canada - from McDaniel Report.
2)	Oklahoma - from Haas Report.
3)	Oklahoma net present values and unit values have been converted to Cdn$ at 0.9832 exchange rate.

4)	Unit values are based on net reserve volumes.

5)	Gross refers to Corporations working interest.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Pricing Assumptions (1)

Forecast Prices and Costs

Summary of Price Forecasts

January 1, 2012

Year	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $/bbl	Alberta Bow River Hardisty Crude Oil $/bbl	Alberta Heavy Crude Oil $/bbl	Sask. Cromer Medium Crude Oil $/bbl	Edmonton NGL Mix $/bbl	U.S. Henry Hub Gas Price $US/ Mmbtu	Alberta Average Plant gate $/Mmbtu	British Columbia Average Plant gate $/Mmbtu	Inflation %	US/CAN Exchange Rate $US/$
	(2)	(3)	(4)	(5)	(6)	(7)		(8)

2012	97.50	99.00	82.00	74.00	91.00	72.40	3.75	3.30	3.20	2.00	0.975
2013	97.50	99.00	82.00	74.00	91.00	74.10	4.50	4.00	3.90	2.00	0.975
2014	100.00	101.50	84.10	75.90	93.30	76.10	5.05	4.50	4.40	2.00	0.975
2015	100.80	102.30	84.70	76.50	94.10	77.10	5.50	4.90	4.80	2.00	0.975
2016	101.70	103.20	85.50	77.10	94.90	78.30	5.95	5.35	5.25	2.00	0.975
2017	102.70	104.20	86.30	77.90	95.80	79.40	6.35	5.70	5.60	2.00	0.975
2018	103.60	105.10	87.10	78.60	96.60	80.40	6.70	6.00	5.90	2.00	0.975
2019	104.50	106.00	87.80	79.20	97.50	81.30	6.95	6.20	6.10	2.00	0.975
2020	105.40	106.90	88.60	79.90	98.30	82.20	7.20	6.45	6.35	2.00	0.975
2021	107.60	109.20	90.40	81.60	100.30	84.00	7.35	6.60	6.50	2.00	0.975
2022	109.70	111.30	92.20	83.20	102.30	85.60	7.45	6.70	6.60	2.00	0.975
2023	111.90	113.50	94.00	84.80	104.30	87.20	7.60	6.80	6.70	2.00	0.975
2024	114.10	115.80	95.90	86.50	106.40	89.00	7.75	6.95	6.80	2.00	0.975
2025	116.40	118.10	97.80	88.20	108.50	90.90	7.95	7.15	7.00	2.00	0.975
2026	118.80	120.50	99.80	90.10	110.80	92.70	8.10	7.30	7.15	2.00	0.975

Thereafter	+2%/yr.	+2%/yr.	+2%/yr.	+2%/yr.	+2%/yr.	+2%/yr.	+2%/yr.	+2%/yr.	+2%/yr.	2.00	0.975
Note:
(1)	Pricing assumptions are from McDaniel January 1, 2012 forecast and are the same for the Haas Report and the McDaniel Report.

(2)	West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur.

(3)	Edmonton Light Sweet 40 degrees API/0.3% sulphur.

(4)	Bow River at Hardisty, Alberta (Heavy stream).

(5)	Heavy crude oil 12 degrees API at Hardisty, Alberta (after deduction of blending costs to reach pipeline quality).

(6)	Midale Cromer crude oil 29 degrees API/2.0% sulphur.

(7)	NGL mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.

(8)	This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Reserves Data – Constant Prices and Costs

Summary of Oil and Gas Reserves and Net Present Value of Future Net Revenue
Constant Prices as of December 31, 2011
Total of All Areas
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Total
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mboe)	Net (mboe)
	(3)	(4)	(3)	(4)	(3)	(4)	(3)	(4)	(3)	(4)
CANADA(1)
Producing	1,552.9	1,354.8	356.6	292.3	52.7	33.8	2,986.6	2,630.7	2,460.0	2,119.4
Non-Producing	-	-	-	-	3.8	2.5	174.9	144.1	33.0	26.5
Proved Undeveloped	1,011.9	874.5	120.0	76.2	32.7	22.4	1,613.6	1,407.7	1,433.5	1,207.7
Total Proved	2,564.8	2,229.3	476.6	368.5	89.2	58.7	4,775.1	4,182.5	3,926.5	3,353.6
Probable	1,107.3	952.7	297.2	209.2	39.5	24.2	2,192.0	1,935.0	1,809.3	1,508.6
Total Proved plus Probable	3,672.1	3,182.0	773.8	577.7	128.7	82.9	6,967.1	6,117.5	5,735.8	4,862.2

OKLAHOMA(2)
Producing	500.0	406.1	-	-	9,729.6	7,824.4	74,280.0	59,648.4	22,632.8	18,190.5
Non-Producing	-	-	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	-	-	3,504.7	2,803.8	27,451.2	21,961.0	8,079.9	6,463.9
Total Proved	500.0	406.1	-	-	13,234.3	10,628.2	101,731.2	81,609.4	30,712.7	24,654.4
Probable	0.8	0.7	-	-	601.3	481.9	5,349.4	4,285.6	1,493.7	1,196.9
Total Proved plus Probable	500.8	406.8	-	-	13,835.6	11,110.1	107,080.6	85,895.0	32,206.4	25,851.3

AGGREGATE
Producing	2,052.9	1,760.9	356.6	292.3	9,782.3	7,858.2	77,266.6	62,279.1	25,092.8	20,309.9
Non-Producing	-	-	-	-	3.8	2.5	174.9	144.1	33.0	26.5
Proved Undeveloped	1,011.9	874.5	120.0	76.2	3,537.4	2,826.2	29,064.8	23,368.7	9,513.5	7,671.7
Total Proved	3,064.8	2,635.4	476.6	368.5	13,323.5	10,686.9	106,506.4	85,791.9	34,639.2	28,008.1
Probable	1,108.1	953.4	297.2	209.2	640.8	506.1	7,541.4	6,220.6	3,303.0	2,705.5
Total Proved plus Probable	4,172.9	3,588.8	773.8	577.7	13,964.3	11,193.0	114,047.1	92,012.5	37,942.2	30,713.6
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma - from Haas Report.
(3)	Gross refers to the Corporation’s working interest including royalty interest volumes and before royalty charges.
(4)	Net refers to the Corporation’s working interest after royalties plus royalty interest reserve.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue

Constant Prices Case as of December 31, 2011

Total of All Areas

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
CANADA(1)
Producing	95.0	78.9	68.1	60.4	54.6	95.0	78.9	68.1	60.4	54.6
Non-Producing	(2.9)	(2.5)	(2.1)	(1.9)	(1.7)	(2.9)	(2.5)	(2.1)	(1.9)	(1.7)
Proved Undeveloped	25.9	15.2	8.3	3.6	0.1	25.9	15.2	8.3	3.6	0.1
Total Proved	118.0	91.6	74.3	62.1	53.1	118.0	91.6	74.3	62.1	53.0
Probable	66.4	40.0	27.3	20.2	15.7	59.5	37.5	26.3	19.8	15.5
Total Proved plus Probable	184.4	131.6	101.6	82.3	68.8	177.5	129.1	100.6	81.9	68.5

OKLAHOMA(2) (3)
Producing	483.5	364.8	291.0	241.6	206.5	400.6	304.1	245.1	205.9	178.2
Non-Producing	-	-	-	-	-	-	-	-	-	-
Proved Undeveloped	106.3	54.4	25.6	8.5	(2.1)	64.3	32.8	14.9	4.1	(2.8)
Total Proved	589.8	419.2	316.6	250.1	204.4	464.9	336.9	260.0	210.0	175.4
Probable	26.4	18.0	13.0	9.8	7.7	16.2	11.2	8.3	6.4	5.0
Total Proved plus Probable	616.2	437.2	329.6	259.9	212.1	481.1	348.1	268.3	216.4	180.4

AGGREGATE
Producing	578.5	443.7	359.1	302.0	261.1	495.6	383.0	313.2	266.3	232.8
Non-Producing	(2.9)	(2.5)	(2.1)	(1.9)	(1.7)	(2.9)	(2.5)	(2.1)	(1.9)	(1.7)
Proved Undeveloped	132.2	69.6	33.9	12.1	(2.0)	90.2	48.0	23.2	7.6	(2.7)
Total Proved	707.8	510.8	390.9	312.2	257.4	582.9	428.5	334.3	272.0	228.4
Probable	92.8	58.0	40.3	30.0	23.4	75.7	48.7	34.6	26.2	20.5
Total Proved plus Probable	800.6	568.8	431.2	342.2	280.8	658.6	477.2	368.9	298.2	248.9
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma - from Haas Report.
(3)	Oklahoma net present values have been converted to CDN$ at 0.9832 exchange rate.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Total Future Net Revenue (Undiscounted)

Constant Prices as of December 31, 2011

Total Reserves

	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Revenue After Income Taxes
Reserves Category	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

CANADA(1)
Total Proved	292.8	41.5	80.6	43.4	9.2	118.0	-	118.0
Total Proved plus Probable	425.3	63.4	119.6	48.7	9.3	184.4	6.8	177.5

OKLAHOMA(2) (3)
Total Proved	1,127.8	279.2	201.3	51.9	5.5	589.8	124.9	464.9
Total Proved plus Probable	1,179.5	291.8	208.2	57.6	5.6	616.3	135.2	481.1

AGGREGATE
Total Proved	1,420.5	320.7	282.0	95.3	14.7	707.8	124.9	582.9
Total Proved plus Probable	1,604.8	355.2	327.8	106.3	14.9	800.7	142.0	656.6
Note:
(1)	Canada - from McDaniel Report.
(2)	Oklahoma - from Haas Report.
(3)	Oklahoma dollar values have been converted to CDN$ at 0.9832 exchange rate.

Oil and Gas Reserves and Net Present Values by Production Group

Constant Prices as of December 31, 2011

Total Reserves

	Discounted at 10% (4)
	Canada	Oklahoma	Total
				Unit Value
Reserves Category	MM$	MM$	MM$	$/bbl or $/mcf
		(3)		(2)
Proved
Light and Medium Crude Oil (1)	56.1	16.7	72.8	27.64
Heavy Oil	10.8	-	10.8	29.42
Natural Gas Liquids	3.1	185.1	188.3	17.59
Natural Gas	4.2	114.8	119.0	1.39
Total	74.3	316.6	390.9	13.96

Proved Plus Probable
Light and Medium Crude Oil (1)	74.5	16.7	91.3	25.43
Heavy Oil	17.1	-	17.1	29.68
Natural Gas Liquids	3.9	192.6	196.5	17.53
Natural Gas	6.1	120.3	126.3	1.37
Total	101.6	329.6	431.2	14.04
Note:
(1)	Including all by-products and NGLs.
(2)	The unit values are based on net reserve volumes in CDN$.
(3)	Oklahoma net present values and unit values have been converted to CDN$ at 0.9832 exchange rate.

(4)	Net present values discounted at 10% are before tax.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Pricing Assumptions (1)

Constant Prices and Costs

Year	WTI @ Cushing ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Bow River Medium 25° API ($/bbl)	Cromer Medium ($/bbl)	US Henry Hub Gas Price ($US/Mmbtu)	Alberta Average Plant gate Price ($/Mmbtu)	Natural Gas Liquids FOB Edmonton ($/bbl)	Exchange Rate ($US/$)
	(1)	(1)	(1)	(1)	(1)	(1)	(2)	(3)
2011	96.19	97.30	79.82	90.30	4.18	3.75	73.84	0.985

Note:
(1) Based on the average first-day-of-the-month price for the 12 months of 2011.

(2) NGL based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.

(3) Based on the average first-day-of-the month Bank of Canada noon exchange rate.

 Reserves Reconciliation

Reconciliation of Gross Reserves by Product Type

Forecast Prices and Costs

	Light and Medium Crude Oil			Natural Gas Liquids
	Total Proved	Probable	Total Proved	Total Proved	Probable	Total Proved
	Reserves	Reserves	Plus Probable	Reserves	Reserves	Plus Probable
	[mbbl]	[mbbl]	[mbbl]	[mbbl]	[mbbl]	[mbbl]

CANADA (1)
Opening balance – December 31, 2010	3,219.8	1,451.0	4,670.8	151.8	108.1	259.9
Extensions and Improved Recovery	956.2	229.4	1,185.6	32.2	6.7	38.9
Technical Revisions	(37.0)	(115.0)	(152.0)	(39.2)	(25.2)	(64.4)
Acquisitions	-	-	-	-	-	-
Dispositions	(969.0)	(460.5)	(1,429.5)	(36.6)	(49.5)	(86.1)
Production	(607.8)	-	(607.8)	(18.2)	-	(18.2)
Closing balance – December 31, 2011	2,562.2	1,104.9	3,667.1	90.0	40.1	130.1

UNITED STATES (2)
Opening balance – December 31, 2010	649.7	3.1	652.8	8,635.6	983.3	9,618.9
Extensions and Improved Recovery	1.2	-	1.2	1,598.7	369.2	1,967.9
Technical Revisions	(318.3)	(2.2)	(320.5)	1,033.8	(1,267.3)	(233.5)
Acquisitions	262.0	-	262.0	3,152.8	518.3	3,671.1
Dispositions	-	-	-	-	-	-
Production	(96.7)	-	(96.7)	(1,094.6)	-	(1,094.6)
Closing balance – December 31, 2011	497.9	0.9	498.8	13,326.3	603.5	13,929.9

AGGREGATE
Opening balance – December 31, 2010	3,869.5	1,454.1	5,323.6	8,787.4	1,091.4	9,878.8
Extensions and Improved Recovery	957.4	229.4	1,186.8	1,630.9	375.9	2,006.8
Technical Revisions	(355.3)	(117.2)	(472.5)	994.5	(1,292.5)	(298.0)
Acquisitions	262.0	-	262.0	3,152.8	518.3	3,671.1
Dispositions	(969.0)	(460.5)	(1,429.5)	(36.6)	(49.5)	(86.1)
Production	(704.5)	-	(704.5)	(1,112.8)	-	(1,112.8)
Closing balance – December 31, 2011	3,060.1	1,105.8	4,165.9	13,416.3	643.6	14,060.0
Note:
(1)	Canada - from McDaniel Report.
(2)	United States - from Haas Report.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Reconciliation of Company Gross Reserves by Product Type

Forecast Prices and Costs

	Associated and Non-Associated Gas			Heavy Oil
	Total Proved	Probable	Total Proved	Total Proved	Probable	Total Proved
	Reserves	Reserves	Plus Probable	Reserves	Reserves	Plus Probable
	[mmcf]	[mmcf]	[mmcf]	[mbbl]	[mbbl]	[mbbl]

CANADA (1)
Opening balance – December 31, 2010	12,679.1	12,517.6	25,196.7	570.8	322.8	893.6
Extensions and Improved Recovery	1,666.6	410.3	2,076.9	-	-	-
Technical Revisions	(2,979.9)	(3,030.5)	(6,010.4)	56.8	(25.6)	31.2
Acquisitions	-	-	-	-	-	-
Dispositions	(4,134.0)	(7,679.5)	(11,813.5)	-	-	-
Production	(2,393.7)	-	(2,393.7)	(151.0)	-	(151.0)
Closing balance – December 31, 2011	4,838.1	2,217.9	7,056.0	476.6	297.2	773.8

UNITED STATES (2)
Opening balance – December 31, 2010	63,094.0	6,651.0	69,745.0	-	-	-
Extensions and Improved Recovery	15,257.3	3,436.9	18,694.2	-	-	-
Technical Revisions	2,258.1	(8,671.2)	(6,413.2)	-	-	-
Acquisitions	29,965.3	3,951.0	33,916.3	-	-	-
Dispositions	-	-	-	-	-	-
Production	(8,011.4)	-	(8,011.4)	-	-	-
Closing balance – December 31, 2011	102,563.3	5,367.7	107,930.9	-	-	-

AGGREGATE
Opening balance – December 31, 2010	75,773.1	19,168.6	94,941.7	570.8	322.8	893.6
Extensions and Improved Recovery	16,923.9	3,847.2	20,771.1	-	-	-
Technical Revisions	(721.9)	(11,701.7)	(12,423.6)	56.8	(25.6)	31.2
Acquisitions	29,965.3	3,951.0	33,916.3	-	-	-
Dispositions	(4,134.0)	(7,679.5)	(11,813.5)	-	-	-
Production	(10,405.1)	-	(10,405.1)	(151.0)	-	(151.0)
Closing balance – December 31, 2011	107,401.3	7,585.6	114,986.9	476.6	297.2	773.8
Note:
(1)	Canada - from McDaniel Report.
(2)	United States - from Haas Report.

2010/2011 Reserves Reconciliation (000’s BOE @ Forecast Prices)

	Proved	Probable	Total Reserves
December 31, 2010	25,856.5	6,063.2	31,919.7

Discoveries and Extensions	5,409.1	1,246.4	6,655.5
Purchases	8,409.0	1,177.0	9,586.0
Dispositions	(1,694.6)	(1,789.9)	(3,484.5)
Production	(3,702.1)	-	(3,702.1)
Revisions	575.7	(3,386.3)	(2,810.5)
December 31, 2011	34,853.6	3,310.4	38,164.1

Undeveloped Reserves

The Corporation’s undeveloped reserves were estimated by McDaniel and Haas in accordance with standards and procedures in the COGE Handbook and reserve definitions in NI 51-101. In general, undeveloped reserves are reserves scheduled to be developed within the next two years.

Proved undeveloped and probable undeveloped reserves have been assigned to the Corporation’s Canadian and Oklahoma properties.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Canada

Proved undeveloped reserves of 1,433 Mboe (81% oil and NGL) have been assigned in the McDaniel Report, representing 36% of the Canadian proved reserves on a boe basis.  These proved undeveloped reserves are associated with 19 drilling locations; 12 are located with the Alliance property, five are located within Lochend property, and two are located within the Primate property. All locations are targeting oil.

Probable undeveloped reserves of 855 Mboe (82% oil and NGL) have been assigned in the McDaniel Report, representing 15% of the Canadian proved plus probable reserves on a boe basis.  These probable undeveloped reserves are associated with two additional well locations, in addition to probable reserves assigned to the 19 proved undeveloped wells described above.  Of these two additional well locations, one is located within the Primate property, and one within the Lochend property. In 2011, the Company drilled 13.0 (11.5 net) wells in Canada, resulting in developed reserves of 1,266 Mboe in the proved category.

Oklahoma

Proved undeveloped reserves of 8,085 Mboe (57% natural gas) have been assigned in the Haas Report, representing 26% of the Oklahoma proved reserves on a boe basis.  These proved undeveloped reserves represent 20 well locations. All of the locations are in Lincoln County.

Probable undeveloped reserves of 729 Mboe (57% natural gas) have been assigned in the Haas Report, representing 2% of the Oklahoma proved plus probable reserves on a boe basis. The probable undeveloped reserves are associated with two well locations.

Both of the probable undeveloped locations are in the Twin Cities/Central Dolomite area in Lincoln County. Of these two locations, neither is associated with proved undeveloped reserves at the same locations.

The Oklahoma assets provide a large inventory of undeveloped opportunity.  As the current undeveloped location inventory is developed, it is anticipated that additional undeveloped locations will be recognized by Haas and added to the undeveloped inventory.

 Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.  The reserve estimates contained herein are based on current production forecasts, prices, royalty rates and economic conditions. McDaniel and Haas, independent engineering firms, evaluate the Corporation’s reserves.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science.  As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates.  Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.  Such revisions can be either positive or negative.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

 Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).

	Canada	Oklahoma	Total
	M$	M$	M$
		(1) (2)
Constant Prices and Costs – Proved Reserves (1)
2012	25,240	20,272	45,512
2013	18,163	22,820	40,983
2014	-	8,716	8,716
2015	-	71	71
2016	-	-	-
Remaining Years	-	-	-
Total Undiscounted	43,403	51,879	95,282
Total Discounted at 10% per Year	39,809	44,900	84,709

Forecast Prices and Costs – Proved Reserves (2)
2012	25,745	20,430	46,175
2013	18,897	23,474	42,371
2014	-	9,098	9,098
2015	-	76	76
2016	-	-	-
Remaining Years	-	-	-
Total Undiscounted	44,642	53,078	97,720
Total Discounted at 10% per Year	40,927	46,089	87,016

Forecast Prices and Costs – Proved Plus Probable Reserves (2)
2012	26,535	23,434	49,969
2013	23,579	23,547	47,126
2014	-	11,867	11,867
2015	-	152	152
2016	-	-	-
Remaining Years	-	-	-
Total Undiscounted	50,114	59,000	109,114
Total Discounted at 10% per Year	45,738	51,145	96,883
Note:
(1)	Oklahoma constant present values have been converted to CDN$ at 0.9832 exchange rate.
(2)	Oklahoma forecast present values have been converted to CDN$ at 0.9832 exchange rate.

The Corporation estimates that its internally generated cash flow will be sufficient to fund the future development costs disclosed above.  The Corporation typically has three sources of funding available to finance its capital expenditure program: internally generated cash flow from operations, debt financing when appropriate and new equity issues, if available on favourable terms.

The Corporation expects to fund its total 2012 capital program primarily with internally generated cash flow supplemented with borrowings on the Credit Facility.

Oil and Gas Wells

The following table summarizes the Corporation’s interest as at December 31, 2011 in wells that are producing and non-producing:

	Producing				Non-Producing
	Oil		Gas		Oil		Gas		Grand Total
State/Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	112	89.0	14	11.0	295	276.7	66	62.5	487	439.2
Saskatchewan	9	9.0	11	11.0	20	13.0	21	27.5	61	60.5
Total	121	98.0	25	22.0	315	289.7	87	90.0	548	499.7

Oklahoma	3	1.6	167	142.8	-	-	55	46.2	225	190.6

Grand Total	124	99.6	192	164.8	315	289.7	142	136.2	773	690.3
- Note this table does not include service/disposal wells.

 Land Holdings

The following table summarizes land holdings in which the Corporation has an interest at December 31, 2011.

Area	Gross Acres	Net Acres
Canada	217,822	92,616
United States	115,291	67,043
Total	333,113	159,659

The acreage to expire in 2012 in Canada is 5,776 (net) and in the U.S. 10,390 (net).

 Environmental Protection

The Company’s operations in Canada and the United States are subject to stringent government laws and regulations regarding pollution, protection of the environment and the handling and transport of hazardous materials.  These laws and regulations may impose administrative, civil and criminal penalties as well as joint and several, strict liability for failure to comply, and generally require the Company to remove or remedy the effect of its activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances.  The applicable regulatory agencies review the Company’s compliance with applicable laws and regulations.  Monitoring and reporting programs, as wells as inspections and assessments for environment, health and safety performance in day-to-day operations, are designed to provide assurance that environmental and regulatory standards are met.  Contingency plans are in place for a timely response to an environmental event, and remediation/reclamation programs are in place and utilized to restore the environment.

The Company currently owns or leases, and has in the past owned or leased, properties that have been used for oil and natural gas exploration and production activities for many years.  Although operating and disposal practices have been used that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by the Company.  In addition, some of these properties have been operated by third parties, whose treatment and disposal or release of petroleum hydrocarbons and wastes were not under the Company’s control, including when these properties were owned or leased by any previous owner(s).  These properties and the materials disposed or released on them may be subject to joint and several, strict liability laws at the federal, state and/or provincial levels.  Under such laws, the Company could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination. The Company is currently involved in several remediation projects but it does not believe these costs to be material to the Company’s operations or financial position.

During 2011, the Company during normal operating procedures had reportable occurrences of oil and water spills that have all been identified and have been or are currently being remediated as per the legislative regulations and requirements.

 Abandonment Costs

Well abandonment costs are estimated on an area-by-area basis.  Such costs are included in the Reserve Reports as deductions in arriving at future net revenue.  The expected total abandonment costs are $19.4 million and the next three years of estimated abandonment costs included in the Reserve Reports under the proved reserves category is as follows.

	3 Year Abandonment
Area	Undiscounted	Discounted at 10%
Canada	2.17	1.83
United States	0.72	0.70
Total	2.89	2.53

 Tax Horizon

 Canadian

Under the current structure, cash is transferred to the Company by way of interest and redemptions of securities from the Operating Subsidiaries to the Company.  With the exception of capital taxes in certain provinces, no Canadian income taxes are expected to be incurred by the Company or its Canadian Operating Subsidiaries in 2012.

 United States

The income from U.S. operations is subject to United States income tax under U.S. income tax rules and regulations.  As a result, the Company’s U.S. operations may incur cash U.S. income taxes in the future but there is no current tax expected in 2012.

Costs Incurred

The following table summarizes the expenditures made by the Company for the year ended December 31, 2011:

	(millions of dollars)
	Canada	United States	Total
Property acquisition costs(1)
Proved	-	91,656	91,656
Unproved	2,526	2,235	4,761
Exploration costs	-	-	-
Development costs	44,821	32,009	76,830
Total costs incurred	47,347	125,900	173,247
(1) Includes costs related to corporate acquisitions.

 Exploration and Development Activities

The following table sets forth the gross and net development wells that were participated in during the year ended December 31, 2011.

	Exploration Wells				Development Wells				Total Wells
	Canada		United States		Canada		United States
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Heavy Oil	-	-	-	-	-	-	-	-	-	-
Light and Medium Oil	-	-	-	-	12.0	10.5	-	-	12.0	10.5
Natural Gas	-	-	-	-	-	-	13.0	11.3	13.0	11.3
Service	-	-	-	-	-	-	-	-	-	-
Dry	1.0	1.0	-	-	-	-	-	-	1.0	1.0
Total	1.0	1.0	-	-	12.0	10.5	13.0	11.3	26.0	22.8

 Production Volume by Field

The following table discloses for each major field, and in total, the Company’s production volumes for the financial year ended December 31, 2011 for each product type.

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
	(bbls)	(bbls)	(bbls)	(mcf)	(boe)
Clair	79,220	-	3,722	115,436	102,181
Alliance/ Halkirk/ Wainwright	177,051	-	4,983	313,335	234,257
Lochend	120,089		443	25,241	124,739
Saskatchewan	3,538	102,330	-	542,862	196,345
Other	22,636		793	7,936	24,752
Canadian properties sold during 2011	253,903		8,240	1,388,841	493,617
Oklahoma	96,588	-	1,094,559	8,011,830	2,526,452
	753,025	102,330	1,112,740	10,405,481	3,702,342

Production Estimates

The following table discloses, for each product type, the total volume of production estimated by McDaniel and Haas for 2012 in the estimates of future net revenue from proved and probable reserves disclosed under the heading “Summary of Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue”.  The following estimates are applicable under both constant and forecast price scenarios.

Average 2012 Production Estimated

Forecast Prices and Costs

	Light and		Natural
	Medium		Gas	Natural
	Crude Oil	Heavy Oil	Liquids	Gas	Total
	Gross	Gross	Gross	Gross	Gross
Reserve Category	[mbbl]	[mbbl]	[mbbl]	[mmcf]	[mBOE]

CANADA (McDaniel Report)
Total Proven	400.2	153.0	13.8	932.0	722.3
Total Probable	9.9	19.4	0.4	59.3	39.6
Total Proved plus probable	410.1	172.4	14.2	991.3	761.9

Principle Properties
Alliance
Proven	132.1	-	3.8	234.3	175.0
Probable	5.4	-	0.1	7.1	6.7
	137.5	-	3.9	241.4	181.6
Lochend
Proven	151.0	-	3.8	152.0	180.1
Probable	1.2	-	-	2.0	1.5
	152.2	-	3.8	154.0	181.7
Primate
Proven	-	104.8	-	263.9	148.8
Probable	-	18.5	-	36.4	24.6
	-	123.3	-	300.3	173.4
OKLAHOMA (Haas Report)
Total Proven	84.3	-	1,263.3	10,073.0	3,026.4
Total Probable	-	-	25.1	319.3	78.3
Total Proved	84.3	-	1,288.4	10,392.3	3,104.8

Principle Properties
TC/CD
Proven	46.1	-	937.4	7,388.5	2,214.9
Probable	-	-	13.1	98.8	29.5
	46.1	-	950.4	7,487.3	2,244.4

AGGREGATE
Total Proven	484.5	153.0	1,277.1	11,005.0	3,748.8
Total Probable	9.9	19.4	25.5	378.6	117.9
Total Proved plus Probable	494.4	172.4	1,302.6	11,383.6	3,866.8

 Quarterly Data

The following table discloses, on a quarterly basis for the year ended December 31, 2011, the Company’s share of average daily production volumes, prior to royalties, average prices received, royalties paid, operating expenses incurred and netbacks on a per unit of volume basis.

	Quarter ended 2011
	March 31	June 30	September 30	December 31
Average Daily Production
Oil (bbl/d)	2,567	2,547	2,306	1,961
NGL (bbl/d)	2,324	2,689	3,580	3,581
Natural Gas (Mcf/d)	22,545	25,385	32,264	33,669
Combined (boe/d)	8,649	9,467	11,263	11,154

Average Prices Received
Oil ($/bbl)	75.40	87.48	82.24	85.90
NGL (bbl/d)	47.52	51.20	48.40	45.61
Natural Gas ($/Mcf)	3.80	3.90	3.73	3.82

Netback
Revenues – combined ($/boe)(1)	45.06	48.55	42.90	41.28
Royalties – combined ($/boe)	9.33	9.45	8.82	8.58
Operating Expenses – combined ($/boe)	11.37	12.49	11.11	10.17
Transportation Expenses – combined ($/boe)	0.56	0.57	0.39	0.33
Operating Netback Received - combined ($/boe)	23.80	26.04	22.58	22.20
Note:
(1)	Prior to unrealized mark-to-market

 RESERVE DATA CHANGES SINCE DECEMBER 31, 2011

Since December 31, 2011 Equal has completed the sale of the Primate assets located in Saskatchewan. The reserves related to these properties based upon the McDaniel Report are in the table below.

The 2012 production estimated for these properties based upon the total proved plus probable McDaniel Report is 338 bbl/d of oil and 823 mcf/d for natural gas.  The undiscounted abandonment liability associated with these assets is $1.3 million and the undiscounted future development costs are $1.9 million based upon the total proved plus probable report.  There were 18 gross (18 net) wells in these assets.

Summary of Reserves and Net Present Value

Forecast Prices as of December 31, 2011

Total of Q1 2012 Divestitures

	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Total
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mboe)	Net (mboe)
	(3)	(4)	(3)	(4)	(3)	(4)	(3)	(4)	(3)	(4)
CANADA(1)
Producing	-	-	162.9	117.7	-	-	634.9	543.5	268.7	208.3
Non-Producing	-	-	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	120.0	76.0	-	-	27.0	22.1	124.5	79.7
Total Proved	-	-	282.9	193.7	-	-	661.9	565.6	393.2	288.0
Probable	-	-	233.4	151.3	-	-	343.2	293.1	290.6	200.1
Total Proved plus Probable	-	-	516.3	345.0	-	-	1,005.1	858.7	683.8	488.1

Before Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20
	MM$	MM$	MM$	MM$	MM$
CANADA(1)
Producing	6,218.4	6,014.5	5,794.0	5,574.2	5,363.1
Non-Producing	(511.4)	(446.1)	(392.2)	(347.4)	(309.1)
Proved Undeveloped	2,841.5	2,515.6	2,235.4	1,994.1	1,786.0
Total Proved	8,548.6	8,084.2	7,637.2	7,221.0	6,839.6
Probable	8,256.9	7,036.9	6,052.6	5,252.7	4,597.3
Total Proved plus Probable	16,805.5	15,121.1	13,689.7	12,473.8	11,436.9
Before Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20
	MM$	MM$	MM$	MM$	MM$
CANADA(1)
Producing	6,218.4	6,014.5	5,794.0	5,574.2	5,363.1
Non-Producing	(511.4)	(446.1)	(392.2)	(347.4)	(309.1)
Proved Undeveloped	2,841.5	2,515.6	2,235.4	1,994.1	1,786.0
Total Proved	8,548.6	8,084.2	7,637.2	7,221.0	6,839.6
Probable	8,256.9	7,036.9	6,052.6	5,252.7	4,597.3
Total Proved plus Probable	16,805.5	15,121.1	13,689.7	12,473.8	11,436.9

 RISK FACTORS

An investment in Common Shares would be subject to certain risks. Investors should carefully consider the risk factors set out below and consider all other information contained herein and in Equal Energy’s other public filings. In order to mitigate these risks the Company has qualified technical and financial personnel, with experience in the areas of Canada and the United States. Additional risks and uncertainties not currently known to the management of the Company may also have an adverse effect on Equal Energy’s business and the information set out below does not purport to be an exhaustive summary of the risks affecting Equal Energy.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Company will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Company.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, the Company may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.  In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable. Although the Company maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on the Company.

Operational Dependence

Other companies operate some of the assets in which the Company has an interest. As a result, Equal Energy will have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company’s financial performance. The Company’s return on assets operated by others will therefore depend upon a number of factors that may be outside of the Equal Energy’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Project Risks

Equal Energy will manage a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Equal Energy’s ability to execute projects and market oil and natural gas will depend upon numerous factors beyond the Company’s control, including:

·	the availability of processing capacity;

·	the availability and proximity of pipeline capacity;

·	the availability of storage capacity;

·	the supply of and demand for oil and natural gas;

·	the availability of alternative fuel sources;

·	the effects of inclement weather;

·	the availability of drilling and related equipment;

·	unexpected cost increases;

·	accidental events;

·	currency fluctuations;

·	changes in regulations;

·	the availability and productivity of skilled labour; and

·	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, the Company may not be able to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Substantial Capital Requirements

Equal Energy anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Company's revenues or reserves decline, it may limit Equal Energy’s ability to expend or access the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects.

Capital Markets

The market events and conditions witnessed over the past three years, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility in commodity prices and increases in the rates at which Equal Energy is able to borrow funds for its capital programs. While there have been recent signs which may suggest the beginning of a global economic recovery, there can be no certainty regarding the timing or extent of a potential recovery, and such continued uncertainty in the global economic situation means that the Company, along with all other oil and gas entities, may continue to face restricted access to capital and increased borrowing costs. This could have an adverse effect on the Company, as its ability to make future capital expenditures is dependent on, among other factors, the overall state of the capital markets and investor appetite for investments in the energy industry generally and the Company's securities in particular.

Additional Funding Requirements

Equal Energy's cash flow from its producing reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, the Company may require additional financing in order to carry out its acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production.  If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms.

Issuance of Debt

From time to time Equal Energy may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase the Company's debt levels above industry standards for oil and natural gas companies of similar size.  Depending on future exploration and development plans, the Company may require additional debt financing that may not be available or, if available, may not be available on favourable terms.  Neither the articles of the Company nor its by-laws limit the amount of indebtedness that the Company may incur.  The level of the Company's indebtedness from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect the Company's debt ratings.  This in turn, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. To the extent the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Prices, Markets and Marketing of Crude Oil and Natural Gas

The marketability and price of oil and natural gas that may be acquired or discovered by Equal Energy is and will continue to be affected by numerous factors beyond its control. The Company’s ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Company may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Equal Energy’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions, in the United States, Canada, the actions of the OPEC and Russia, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to Equal Energy are in part determined by the Company’s borrowing base. A sustained material decline in prices from historical average prices could reduce the Company’s borrowing base, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company’s bank debt be repaid.

Insurance

Equal Energy's involvement in the exploration for and development of oil and natural gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to conducting drilling and other field activities, the Company will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Company.  The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company's financial position, results of operations or prospects.

Legal Proceedings

Equal Energy may from time to time be subject to litigation and regulatory proceedings arising in the normal course of its business.  The Company cannot determine whether such litigation and regulatory proceedings will, individually or collectively, have a material adverse effect on its business, results or operations and financial condition.  To the extent expenses incurred in connection with litigation or any potential regulatory proceeding or action (which may include substantial fees of attorneys and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) are not covered by available insurance, such expenses could adversely affect Equal Energy's cash position.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and international, national, provincial, state and local law and regulation.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach of same can result in the imposition of clean-up orders, fines and/or penalties, some of which may be material, as well as possible forfeiture of requisite approval obtained from the various governmental authorities.  The discharge of green house gas (“GHG”) emissions and other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge.  Although the Company believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect its financial condition, results of operations or prospects.  See "Industry Conditions".

Tax Considerations

As the Company is engaged in the oil and natural gas business its operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in its businesses which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income.  The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses.  The Company has filed or will file all required income tax returns and believes that it is full compliance with the provisions of the Tax Act and applicable provincial income tax legislation, but such returns are subject to reassessment.  In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potential interest and penalties and such amount could be material.

As the Company is engaged in the oil and natural gas business its operations are subject to certain federal tax regulations (United States) and applicable state income tax legislation relating to characterization of costs incurred in its businesses which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income.  The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses.  The Company has filed or will file all required income tax returns and believes that it is full compliance and applicable United States federal income tax legislation, but such returns are subject to reassessment.  In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potential interest and penalties and such amount could be material.

Foreign Currency Rates

The price that Equal Energy receives for a majority of its oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that the Company receives in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the United States dollar, may negatively impact the Company’s net production revenue by decreasing the Canadian dollars the Company receives for a given sale in United States dollars which offers limited relief to Equal Energy’s cost structure, as a majority of its costs are incurred in Canadian dollars.  Equal conducts certain of its business and operations in the United States and is therefore exposed to foreign currency risk on both revenues and costs to the extent the value of the Canadian dollar decreases relative to the United States dollar.

Competition

Equal Energy actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company.  The Company's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive.  Equal Energy's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Certain of Equal Energy’s customers and potential customers are themselves exploring for oil and gas, and the results of such exploration efforts could affect the Company's ability to sell or supply oil or gas to these customers in the future.  The Company's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement

Equal Energy's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Company successfully acquiring or discovering new reserves.  Existing reserves and production will decline over time without the continual additional of new reserves. A future increase in the Company's reserves will depend not only on the Company's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  There can be no assurance that the Company's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Industry Partners

In order to carry out certain of its business and operations, Equal Energy relies on its industry partners (certain of which include suppliers, contractors and joint venture parties and operators).  Accordingly, the Company is exposed to third party risk.  Should such industry partners fail to full fill those duties and obligations each owes to the Company, such failure could have a material adverse effect on the Company's business and/or operations.

Reliance on Key Employees

Equal Energy’s success depends in large measure on certain key personnel. The Company does not have key personnel insurance in effect for management. The contributions of these individuals to the Company's immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management.

Permits, Licences and Approvals

Equal Energy’s properties are held in the form of licences and leases and working interests in licences and leases. If the Company or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Company’s licences or leases or the working interests relating to a licence or lease may have an adverse effect on its results of operations and business.

Royalties, Incentives and Production Taxes

In addition to federal regulations, each province and state has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.  Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the Governments of Canada, Alberta, Saskatchewan, British Columbia and Oklahoma have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Title to Properties

Although title reviews may be conducted prior to the purchase of producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Equal Energy's claim which could result in a reduction of the revenue received by the Company.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Multi-Jurisdictional Legal Risks

Equal Energy is incorporated under the ABCA and all of the Company's directors and all of its officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934.  Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Company or any of the Company's non-U.S. resident executive officers or directors.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Reserve Information

The reserve and recovery information contained in the McDaniel and Haas Reports are only estimates and the actual production and ultimate reserves from Equal Energy’s properties may be greater or less than the estimates prepared in such reports.  The Reserve Reports have been prepared using certain commodity price assumptions which are described in the notes to the reserve tables in this AIF.  If lower prices for crude oil, NGLs and natural gas are realized by the Company and substituted for the price assumptions utilized in the Reserve Reports, the present value of estimated future net cash flows for the Company's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.  Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome.  There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

Dilutive Effect of Financings and Acquisitions

Equal Energy may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Equal Energy which may be dilutive.

Dividends

Equal Energy has not paid any dividends on its outstanding Common Shares. Payment of dividends on the Common Shares in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and other business considerations as the Company’s Board of Directors considers relevant.

Third Party Credit Risk

Equal Energy may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures could have a material adverse effect on the Company and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in the Company’s ongoing capital program, potentially delaying the program and the results of such program until the Company finds a suitable alternative partner.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

Equal Energy makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of an acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Company, if disposed of, could realize less than their carrying value on the financial statements of the Company.

Hedging

From time to time Equal Energy may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases and the Company may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Company will not benefit from the fluctuating exchange rate.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

Aboriginal Claims

The Canadian First Nations have made rights and title claims to a significant portion of western Canada.  At present the Company is unable to assess what, if any, impact such claims will have on the business and operations that it conducts in western Canada.

Conflict of Interest

Certain of the directors of Equal Energy are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.  Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, environmental, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to export and taxation of oil and natural gas by agreements among the Governments of Canada, British Columbia, Alberta, and Saskatchewan among others, (including the governments of the United States), all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the Corporation's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Corporation is currently unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of environmental legislation and regulations relevant to the oil and gas industry in the jurisdictions in which Equal Energy has developed producing reserves.

Federal

In 1994, the United Nations Framework Convention on Climate Change came into force, and three years later participating countries agreed to the only legally binding international agreement to reduce greenhouse gas emissions under the Kyoto Protocol. Upon ratification, participating countries are to reduce their emissions of carbon dioxide and other greenhouse gases 6% below 1990 levels during the four years between 2008 and 2012. Canada ratified the Kyoto Protocol in late 2002. However, in late 2011, the Government of Canada formally withdrew from the Kyoto Protocol, opting to keep in line with U.S. action and pursuing a regulatory approach that would impose sector by sector rules. Subsequent to the International Climate Change meeting in Copenhagen in December 2009 the governments of the United States and Canada committed to a 17% reduction in greenhouse gas emissions by 2020 relative to a 2005 baseline. The Government of Canada is working towards this target on a sector by sector basis but has yet to finalize regulations pertaining to the oil and gas sector. A recent report from the National Roundtable on the Environment and Economy (2011) has recommended short-term actions for Canada to develop a national cap and trade program and to eventually link with a North American cap and trade system if the U.S. eventually develops and implements its own cap and trade system. However, as the Canadian federal government continues to seek to align its greenhouse gas regulations with those of the United States, it is unclear whether the Canadian federal government will pursue any short-term actions and therefore its regulations remain pending.

Alberta

Environmental legislation in the Province of Alberta has largely been consolidated into the Environmental Protection and Enhancement Act (Alberta), the Water Act (Alberta), and the Oil and Gas Conservation Act (Alberta). These statutes impose environmental standards, require compliance, reporting and monitoring obligations, and impose penalties. In addition, the emission reduction requirements in the Climate Change and Emissions Management Act (Alberta) came into effect on July 1, 2007. Under this legislation, Alberta facilities emitting more than 50,000 tonnes of GHG emissions per year must report such emission to Alberta Environment and Environment Canada while facilities emitting more than 100,000 tonnes of GHG emissions per year must reduce their emissions intensity by 12%.  Companies have four options to choose from in order to meet the reduction requirements outlined in this legislation, and these are:  (i) making improvement to operations that result in reductions; (ii) purchasing emission credits from other sectors or facilities that have reduced their emissions below the required emission intensity reduction levels; (iii) purchasing off-set credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions in Alberta; or (iv) contributing to the 'Climate Change and Emissions Management Fund'.  A company can choose one of these options or a combination thereof, however it should be noted that the price of off-set credits could be raised, and the required reductions in GHG emissions intensity presently set forth can be increased to unspecified levels.

United States

The U.S. EPA announced on December 7, 2009 its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to human health and the environment. These findings by the U.S. EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. One such regulation that has been issued is the Mandatory Reporting of Greenhouse Gases Rule in which, under Subpart W, petroleum and natural gas systems above a certain threshold at an onshore basin level are required to submit an annual greenhouse gas emissions report. The Corporation is currently studying whether it falls under the requirement.

Equal Energy believes that it is, and intends to continue to be, in material compliance with applicable environmental laws and regulations and is committed to meeting its responsibilities to protect the environment wherever it operates or holds working interests. Equal Energy anticipates that this compliance may result in increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. Equal Energy believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

Worker Safety

Oilfield operations must be carried out in accordance with safe work procedures, rules and policies contained in applicable safety legislation. Such legislation requires that every employer ensures the health and safety of all persons at any of its work sites and all workers engaged in the work of that employer. The legislation, which provides for accident reporting procedures, also requires that every employer ensure that all of its employees are aware of their duties and responsibilities under the applicable legislation. Penalties under applicable occupational health and safety legislation include significant fines and incarceration.

DIVIDENDS

The Corporation has not declared or paid any dividends on the Common Shares since incorporation.  It is not currently expected that dividends will be paid in respect of the Common Shares during the current phase of development of the Corporation's business and operations.  The payment of dividends in the future will be at the discretion of the Corporation’s Board of Directors and will be dependent on the future earnings and financial condition of the Corporation and such other factors as the Corporation’s Board of Directors considers appropriate.

CAPITAL STRUCTURE

 Description of Common Shares

 Equal Energy is authorized to issue an unlimited number of Common Shares. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

Voting Rights

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the Shareholders and to one vote in respect of each Common Share held at all such meetings.

Dividends

The holders of Common Shares are entitled to receive, if, as and when declared by Equal Energy’s Board of Directors from time to time, such dividends as may be declared thereon. The rights of holders of Common Shares to receive a dividend are equal in all respects.

Rights upon Dissolution

The Shareholders will participate rateably in any liquidation, dissolution or winding-up of Equal Energy or other distribution of the assets of Equal Energy among its shareholders for the purpose of winding up its affairs.

Description of Debentures

General

The 6.75% Debentures were issued on February 9, 2011 pursuant to a debenture indenture dated February 9, 2011 (the “6.75% Debenture Indenture” between the Equal Energy Ltd. and the Debenture Trustee.

The 6.75% Debentures bear interest from the date of issue at 6.75% per annum, which is payable semi-annually in arrears on March 31 and September 30 in each year, commencing September 30, 2011. The first interest payment on September 30, 2011 for the 6.75% Debentures will include interest accrued from the issue date to, but excluding, September 30, 2011.

The principal amount of the Debentures is payable in lawful money of Canada or, at the Corporation’s option and subject to applicable regulatory approval, by payment of Common Shares as further described under “Payment upon Redemption or Maturity” and “Redemption and Purchase”. The interest on these Debentures is payable in lawful money of Canada including, at the Corporation’s option and subject to applicable regulatory approval, in accordance with the Common Share Interest Payment Election or the Common Share Interest Payment Election as described under “Interest Payment Option”.

The Debentures are direct obligations of the Corporation and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Corporation as described under “Subordination”.  Other than as described herein, 6.75% Debenture Indenture do not restrict the Corporation from incurring additional indebtedness or liabilities or from mortgaging, pledging or charging its properties to secure any indebtedness.

 Conversion Privilege

The 6.75% Debentures will be convertible at the holder’s option into Common Shares at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the maturity date, (ii) if called for redemption, on the business day immediately preceding the date fixed for redemption, and (iii) if called for repurchase in connection with a Change of Control (defined below), on the business day immediately preceding the payment date, at the relevant conversion rate.  The conversion rate is subject to adjustment upon the occurrence of certain events described below.  Holders converting their 6.75% debentures will receive all accrued and unpaid interest from the date of the last interest payment thereon to, but excluding, the date of conversion and such holders shall become holders of record of Common Shares on the business day immediately after the date of conversion.

Subject to the provisions thereof, the 6.75% Debenture Indenture will provide for the adjustment of the conversion price in certain events.

Redemption and Purchase

Subject to the provisions of the 6.75% Debenture Indenture, the 6.75% Debentures will not be redeemable on or before March 31, 2014. On and after April 1, 2014 and prior to March 31, 2016, the 6.75% Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 40 days prior notice at a price equal to their principal amount plus accrued and unpaid interest up to but excluding the date set for redemption, provided that the current market price (as defined in the 6.75% Debenture Indenture) on the date on which the notice of redemption is given is not less than 125% of the conversion price.

In the event that a holder of the 6.75% Debentures exercises their conversion right following a notice of redemption by the Company, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the latest interest payment date to the date of conversion.

In the case of redemption of less than all of the 6.75% Debentures, the 6.75% Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

 Payment upon Redemption or Maturity

Subject to the provisions of the 6.75% Debenture Indenture, including the right to repay such 6.75% Debentures with Common Shares, on redemption or at maturity, the Company will repay the indebtedness represented by the 6.75% Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding 6.75% Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. The Company may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval and provided that there is not a current event of default under the 6.75% Indenture, elect to satisfy its obligation to repay the principal amount of the 6.75% Debentures which are to be redeemed or the principal amount of the 6.75% Debentures which are due on the maturity date, as the case may be, in whole or in part, by issuing and delivering freely trade-able Common Shares to the holders of the 6.75% Debentures. Any accrued and unpaid interest thereon will be paid in cash.

 Subordination

The payment of the principal and premium, if any, of, and interest on, the 6.75% Debentures will be subordinated in right of payment, as set forth in the 6.75% Debenture Indenture, to the prior payment in full of all senior indebtedness and indebtedness to the Corporation’s trade creditors.

The 6.75% Debentures will also be effectively subordinate to claims of creditors of the Company’s subsidiaries except to the extent the Company is a creditor of such subsidiaries ranking at least pari passu with such other creditors.  Specifically, the 6.75% Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facility.

 Change of Control of the Corporation

Within 30 days following the occurrence of a change of control of the Company involving the acquisition of voting control or direction of 66 2/3% or more of the Common Shares, the Company will be required to make an offer in writing to purchase all of the 6.75% Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to, but excluding, the purchase date.  If 90% or more in aggregate principal amount of the 6.75% Debentures outstanding on the date of the giving of notice of such change of control have been tendered to the Corporation pursuant to the offer, the Corporation will have the right and obligation to redeem all the remaining 6.75% Debentures at the offer price.

Subject to the provisions in the 6.75% Debenture Indenture, in addition to the requirement for the Company to make a change of control offer on the 6.75% Debenture, if a change of control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a change of control consists of:

(i)	cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenters’ appraisal rights;

(ii)	equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or

(iii)	other property that is not traded or intended to be traded immediately following such transactions on a stock exchange,

then holders of 6.75% Debentures will be entitled to convert their 6.75% Debentures and receive, in addition to the number of Common Shares they would otherwise be entitled to receive, an additional number of Common Shares per $1,000 principal amount of 6.75% Debentures.

Interest Payment Option

The Corporation may elect, from time to time, to satisfy its obligation to pay interest on the 6.75% Debentures on the date it is payable under the 6.75% Debenture Indenture by delivering sufficient Common Shares to the Debenture Trustee for the Debenture Trustee to sell and use the proceeds to satisfy all or any part of the interest obligation in accordance with the 8.25% Debenture Indenture.

MARKET FOR SECURITIES

The Common Shares are listed on the TSX and NYSE and commenced trading under the symbol “EQU”.

The following table sets forth the price range and trading volume of the Common Shares as reported by the TSX and the NYSE for the period indicated.

	Toronto Stock Exchange			New York Stock Exchange
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
2011
January	6.71	5.50	1,244,221	6.72	5.53	1,552,000
February	7.20	6.17	1,522,375	7.26	6.40	1,122,900
March	8.24	6.47	2,059,186	8.47	6.61	3,192,400
April	8.14	7.25	1,748,418	8.51	7.60	3,298,000
May	7.35	6.75	1,474,992	7.76	7.01	2,236,500
June	7.22	6.15	614,316	7.46	6.45	1,441,000
July	6.91	5.95	658,600	7.23	6.18	1,662,000
August	6.10	4.32	1,082,784	6.51	4.35	2,969,300
September	5.35	4.40	876,256	5.49	4.25	1,453,200
October	5.70	3.91	677,891	5.73	3.73	1,071,000
November	6.11	5.01	483,872	6.06	4.85	1,545,600
December	5.45	4.30	1,079,006	5.39	4.18	2,200,800
2012
January	5.12	4.24	465,210	4.95	4.22	1,306,100
February	4.28	3.73	944,305	4.26	3.78	1,701,100
March(1)	4.02	3.73	449.910	4.09	3.76	854,000
(1)	Information to March 19, 2012.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

The 8.00% Debentures and the 8.25% Debentures were listed on the TSX under the symbols “EQU.DB” and “EQU.DB.A”.  The following table sets forth the price range and trading volume of the other Debentures (per $100 principal amount) as reported by the TSX for the periods indicated. The 6.75% Debentures were listed on the TSX on February 9, 2011 under the symbol “EQU.DB.B” and the 8.00% Debentures were redeemed on March 14, 2011 and the 8.25% Debentures were redeemed on December 15, 2011.

		8.00% Debentures			8.25% Debentures			6.75 % Debentures
	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2011
January	102.50	101.00	28,400	103.46	102.00	2,080	-	-	-
February	103.00	102.00	10,650	104.00	102.50	1,730	107.00	102.50	99,200
March	102.53	102.40	11,150	103.50	102.75	31,010	110.00	105.00	37,250
April	-	-	-	103.00	101.98	2,960	110.00	106.00	7,370
May	-	-	-	103.50	102.00	1,830	106.00	104.25	6,790
June	-	-	-	104.00	102.00	2,130	106.00	101.00	17,440
July	-	-	-	102.75	101.50	3,280	103.00	100.00	21,040
August	-	-	-	103.00	99.00	6,500	102.00	99.00	12,540
September	-	-	-	101.86	95.00	2,910	101.00	97.25	3,170
October	-	-	-	100.99	95.00	2,990	97.25	85.00	9,540
November	-	-	-	102.50	100.50	12,740	99.99	98.00	3,370
December	-	-	-	102.99	102.45	3,220	99.00	98.50	2,110
2012
January	-	-	-	-	-	-	100.00	99.00	16,520
February	-	-	-	-	-	-	99.55	98.50	36,140
March(1)	-	-	-	-	-	-	98.70	97.00	2,000
(1)	Information to March 19, 2012.

RECORD OF CASH DIVIDENDS AND DISTRIBUTIONS

For the three most recently completed financial years, Equal did not declare any distribution or dividends.

CORPORATE GOVERNANCE

 Directors and Officers

The Board of Directors of Equal currently consists of seven individuals.  The directors are elected by the Shareholders of the Company, and hold office until the next annual meeting which is currently scheduled for May 11, 2012.

The following table sets forth certain information respecting the directors and officers of Equal.

Name and Municipality of Residence	Position with Equal	Principal Occupation	Common Shares Controlled or Beneficially Owned (5)
Peter Carpenter (4) Toronto, Ontario	Director (since 2006) and Chairman	Senior Partner & Director Claridge House Partners, Inc.	3,209
Daniel Botterill(4) Calgary, Alberta	Director (since May 2011)	Independent Businessman	6,500
Michael Doyle (1) (2) (3) Calgary, Alberta	Director (since 2007)	Principal CanPetro International Ltd. and Chairman Madison Petrogas Ltd.	29,388
Victor Dusik (1) (2) (3) Vancouver, British Columbia	Director (since 2008)	Managing Director of Imro Capital Corp	2,821
Roger Giovanetto (2) (3) (4) Calgary, Alberta	Director (since 2006)	Business Consultant	11,270
Robert Wilkinson(1) Calgary, Alberta	Director (since May 2011)	Independent Businessman	80,200
Don Klapko Calgary, Alberta	President and Chief Executive Officer Director (since 2008)	President and Chief Executive Officer Equal Energy	242,856
John F. Reader Calgary, Alberta	Senior Vice President Corporate Development and Chief Operating Officer (since 2005)	Senior Vice President Corporate Development and Chief Operating Officer of Equal Energy	88,105
Dell Chapman Calgary, Alberta	Senior Vice President, Finance and Chief Financial Officer (since September 2010)	Senior Vice President, Finance and Chief Financial Officer of Equal Energy	33,741
John Chimahusky Oklahoma City, Oklahoma	Senior Vice President and Chief Operating Officer U.S. Operations (since December 2007)	Senior Vice President and Chief Operating Officer, U.S. Operations of Equal Energy	34,516
Terry Fullerton Calgary, Alberta	Senior Vice President, Exploration (since March 2011)	Senior Vice President, Exploration of Equal Energy	36,412
Notes:

(1)      Member of Audit Committee member.
(2)      Member of Compensation Committee member.
(3)      Member of Corporate Governance and Nominating Committee member.
(4)      Member of Reserves & HSE Committee member.
(5)      As at March 20, 2012 and excluding Common Shares issuable upon the exercise of outstanding options, rights or deferred entitlement units.

As of March 20, 2012 the directors and officers of Equal, as a group, beneficially owned, directly or indirectly, or exercised control or direction of 569,018 Common Shares, representing approximately 1.6% of the issued and outstanding.  Profiles of Equal’s directors and officers and the particulars of their respective principal occupations during the last five years are set forth below.

 Peter Carpenter, Director and Chairman

Peter Carpenter has been a Senior Partner (Oil and Gas) and Director of financial advisory firm Claridge House Partners, Inc. since 1996.  His duties include sourcing equity financing and providing advisory services for the energy clients of the firm, including American Electric Power, the Hunt family, the Lundin Group and numerous junior oil companies.  Mr. Carpenter is a Professional Engineer (Alberta) with a CFA designation and holds a B.Sc. in Chemical Engineering from the University of Alberta and an MBA from The University of Western Ontario. Mr. Carpenter joined Equal’s Board of Directors in May 2006.

Daniel Botterill, Director

Daniel Botterill currently sits on the Board of three oil and gas companies based in Calgary. Mr. Botterill's most recent experience was with Berens Energy Ltd. from July 2003 - February 2010 where he initially served as President and Chief Operating Officer and was promoted to President and Chief Executive Officer in May 2007. Prior to that, he was Senior Vice President with Samson Canada Limited and also held various technical and management positions with Anderson Explorations and Home Oil. Mr. Botterill has over 33 years of diversified oil and gas engineering and business experience and has a track record of economically achieving production growth through exploration and production activities, as well as through acquisitions. Mr. Botterill has a B.Sc. in Mechanical Engineering from the University of Manitoba. Mr. Botterill joined the Company's Board of Directors in May 2011.

 Michael Doyle, Director

Michael Doyle is a Professional Geophysicist and a Certified Corporate Director with more than 35 years of wide–ranging experience in finding, developing and producing hydrocarbons.  Mr. Doyle is a principal of privately held CanPetro International Ltd., and the Chairman of Madison Petrogas Ltd.  He was previously a principal and President of Petrel Robertson Ltd. where he was responsible for providing advice and project management to clients in Canada and numerous other parts of the world.  Prior to that, he held a variety of exploration positions at Dome Petroleum and Amoco Canada.  He has served as a director of a number of companies principally in the petroleum sector, and has served on professional and technical committees, including an Alberta Hazardous Waste Committee.  Mr. Doyle holds a Bachelor of Science (Math and Physics) from the University of Victoria where he has also served as a member of the Cooperative Education Advisory Council.  Mr. Doyle joined Equal’s Board of Directors in December 2007.

Victor Dusik, Director

Victor Dusik is a Chartered Accountant, Chartered Business Valuator and a Certified Corporate Director with extensive experience in the areas of corporate finance, acquisitions and divestitures, valuations, risk management and public reporting and compliance. He is Managing Director of Imro Capital Corp., a private equity firm based in Vancouver, British Columbia.  Previously, he was Chief Financial Officer of Run of River Power Inc., a publicly traded developer of renewable energy, Vice President Finance and Chief Financial Officer with Maxim Power Corp., a publicly traded international power developer, and Chief Executive Officer of Monarch Capital Limited, a private equity firm. He spent more than 30 years in various progressive positions with Ernst & Young LLP providing public accounting and consulting services to a wide variety of companies and industry sectors. He served as a director of Taylor NGL Limited Partnership as well as several other companies. Mr. Dusik holds a Master of Business Administration from the Richard Ivey School of Business, the University of Western Ontario. Mr. Dusik joined Equal's Board of Directors in February 2008.

 Roger Giovanetto, Director

Roger Giovanetto has been President of R&H Engineering, Ltd., a metallurgical, materials and corrosion engineering services company for more than five years. During his career, he has developed and managed oilfield chemical operations, corrosion consulting companies and started a publicly traded junior oil and gas company in Alberta.  Mr. Giovanetto has also been instrumental in developing business operations in Siberia, where he specialized in renovating existing oilfields, and has established several chemical manufacturing facilities in Siberia and Iran.  Mr. Giovanetto holds a B.Sc. in Metallurgical Engineering from the University of Alberta and is a member of APEGGA and other professional oil and gas organizations. Mr. Giovanetto joined Equal’s Board of Directors in May 2006.

Robert Wilkinson, Director

Robert Wilkinson retired as a Principal and Director with Peters & Co. Limited, a position held from 1981 - 2005. Mr Wilkinson was in the securities industry for over 35 years, the early years with Burns Bros., Denton and Wood Gundy. Mr. Wilkinson currently sits on the board of Pure Energy Services Ltd. and a number of private and start up companies. Mr. Wilkinson holds a BSc from the University of Manitoba and has completed his professional certification from the Institute of Corporate Directors. Mr. Wilkinson joined the Company's Board of Directors in May 2011.

Don Klapko, President and Chief Executive Officer

Don Klapko has over 30 years of oil and gas industry experience with the last twelve years directly involved at the executive management level, most recently as President and Director of Trigger Resources Ltd., a private exploration and production company, and prior to that at Rio Alto Exploration Ltd. as Vice President of Operations. Earlier, Mr. Klapko worked in various technical and supervisory positions in oil and gas facilities, mechanical and operations functions. Mr. Klapko holds a Mechanical Engineering Technology Diploma from Kelsey Institute in Saskatchewan. He was appointed President and CEO in June 2008.

 John F. Reader, Senior Vice President, Corporate Development and Chief Operating Officer

John Reader is a Professional Geological Engineer with over 30 years of resource industry experience.  Recently he culminated an 18-year career with Chevron Corporation as Canadian Business Development Manager, with prior experience as Mergers and Acquisitions Manager, and various other supervisory roles.  Mr. Reader was appointed Vice President, Operations and Engineering of Equal in October 2005 and was promoted to Senior Vice President Corporate Development in June 2006 and appointed Chief Operating Officer in August 2009.  Mr. Reader holds a Bachelor of Applied Science degree from the University of British Columbia and a Master of Business Administration from the University of Calgary.

Dell Chapman, Senior Vice President, Finance and Chief Financial Officer

Dell Chapman is a Chartered Accountant and Certified Financial Analyst with more than 30 years of oil and gas experience. Mr. Chapman joined Equal Energy in September 2010, prior to which he had been the Vice President, Finance and Chief Financial Officer of Berens Energy Ltd., a TSX-listed company, from its inception in 2003 until its sale in 2010. Before Berens, Mr. Chapman was Vice President Finance and Chief Financial Officer with Technicoil Corporation, and before that he was in the same role with Stellarton Energy Corporation. Previously, Mr. Chapman had also been a Manager, Finance at Suncor, and, from 1986 until 1995, was in various increasing senior financial roles with Gulf Canada Resources. Mr. Chapman graduated from the University of Saskatchewan with a Bachelor of Commerce degree and received his Chartered Accountant designation in 1985 and his Chartered Financial Analyst designation in 1990.

John Chimahusky, Senior Vice President and Chief Operating Officer, U.S. Operations

John Chimahusky is a petroleum geologist with over 30 years of domestic and international oil and gas industry experience. Most recently, he was President of Kirkpatrick Oil Company, Inc., a private exploration and production company based in Oklahoma City which has assets primarily in the Mid-Continent and Permian Basin. Prior to that Mr. Chimahusky had a 25-year career with ConocoPhillips and its predecessor, Phillips Petroleum Company. He held various senior positions in Oklahoma, Texas and Norway, culminating as Exploration Manager, Former Soviet Union. He holds a Bachelor of Science degree in Environmental Geology from the University of Mississippi and a Masters degree in Geology from Memphis State University. Mr. Chimahusky joined Equal in December 2007.

Terry Fullerton, Senior Vice President, Exploration

Terry Fullerton is a Professional Geologist with over 23 years of oil and gas experience. Prior to joining Equal Ms. Fullerton was the Chief geologist with Trafalgar Energy, Luke Energy and Rio Alto International. Ms. Fullerton had earlier held senior technical roles at Rio Alto Exploration. Ms. Fullerton has a Bachelor of Science degree in Geology from the University of Saskatchewan.

Committees

The Board of Directors of Equal have constituted four committees being the Corporate Governance and Nominating Committee, the Audit Committee, the Compensation Committee, the Reserves and Health, Safety and Environment Committee.

Corporate Governance and Nominating

Equal has established a Corporate Governance and Nominating Committee comprised of 3 non-management members of the Board of Directors of Equal.  The mandate of the Corporate Governance and Nominating Committee is to recommend to the full Board of Directors of Equal, policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the board of Equal, and (iii) conducting an annual performance review of the directors.

 Audit

Equal has established an Audit Committee comprised of three non-management members. See “Audit Committee Mandate” at “Appendix A”.

 Compensation

Equal Energy has established a Compensation Committee comprised of 3 non-management members of the board of Equal.  The mandate of the Compensation Committee is to review and recommend to the board of directors of Equal:

•	Executive compensation policies, practices and overall compensation philosophy;

•	Total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000;

•	Bonus, restricted shares and options;

•	Major changes in benefit plans; and

•	The adequacy and form of directors’ compensation to ensure it realistically reflects the responsibilities and risks of membership on the board of Equal Energy.

Reserves and HSE Committee

Equal has established a Reserves and Health, Safety and Environment Committee comprised of 3 or more non-management members of the Board of Directors of Equal.  The mandate of the Reserves and Health, Safety and Environment Committee is to:

With respect to Reserves, the Committee shall be responsible for:

•	Reviewing the general approach adopted by management and independent reserves evaluators in the estimation of the Corporation’s oil and gas reserves;

•
Annually reviewing the appointment of the independent evaluator and, in the case of any proposed change to the independent evaluator, determine the reason therefore and whether there have been any disputes with management;

•	Reviewing the Corporation’s procedures for providing information to the independent evaluator;

•
Meeting, as necessary, with management and the independent evaluator, to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the reserves data (as defined in NI 51-101) and to review the reserves data and the report thereon of the independent evaluator (if such report is provided);

•	Reviewing any individual change in a property that is over a million boe of the total proven reserves;

•	Reviewing all properties that individually constitute more than 15% of the total reserves (total proven or proven plus probable) of Equal;

•
Reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil & gas activities including its process for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

•	Providing a recommendation to the Board whether to accept the independent reserve evaluators’ reports;

•
Providing a recommendation to the Board whether to approve the content and/or filing of the statement of reserves data and other information that may be prescribed by the applicable securities requirements including any reports of the independent evaluator and of management in connection therewith; and

•	Reviewing any other matters relating to the preparation and public disclosure of estimates of the reserves of Equal.

To carry out its health, safety and environment oversight responsibilities, the Committee shall:

•
Review the nature and extent of compliance with occupational health and safety policies, work and practice standards and applicable laws and regulations, as well as the nature and extent of, and reasons for any non-compliance, and the plan and timetable to correct deficiencies;

•
Review the nature and extent of Equal’s compliance with environmental policies, standards and applicable laws and regulations, as well as the nature and extent of, and reasons for, any non-compliance and the timetable to correct deficiencies;

•	Annually review the appropriateness of Equal’s emergency response plans and any amendments thereto;

•	Annually review the abandonment and reclamation liability established by Equal, and ensure adequate funding of future environmental and reclamation obligations;

•
Review the impact and expected financial impact of any material environmental risk to the Corporation and any related disclosure and discuss the same with the Audit Committee and/or the Board, as appropriate;

•	Review business risk and loss insurance coverage for adequacy with respect to Equal’s operations; and

•	Review the impact of proposed legislation relating to environmental, health and safety matters and recommend to the Board the appropriate response thereto.

 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

With the exception of the items listed in Appendix “D”, no director or executive officer of Equal is, as at the date hereof, or has been, within the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c)
within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, no director or executive officer of Equal Energy has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or officer.

 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

 Legal Proceedings

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of the Company’s properties are subject, nor are there any such proceedings known to be contemplated.

 Regulatory Actions

There are not any outstanding regulatory actions material to the Company to which the Company is a party nor are there any such proceedings known to be contemplated.

 CONFLICTS OF INTEREST AND INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In accordance with ABCA, a director or officer who is a party to a material contract or proposed material contract with the Company or its subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Equal or its subsidiaries shall disclose to Equal the nature and extent of the director’s or officer’s interest. In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

Circumstances may arise where members of the Board of Directors or officers of Equal are directors or officers of companies, which are in competition to the interests of Equal Energy or its subsidiaries.  No assurances can be given that opportunities identified by such directors or officers will be provided to Equal Energy or its subsidiaries.

 TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, at its principal offices in Calgary, Alberta and at the principal offices of BNY Trust Company of Canada in Toronto, Ontario, is the transfer agent and registrar for the Common Shares.

 MATERIAL CONTRACTS

Other than those contracts entered into in the ordinary course of business, Equal did not enter into any material contracts in the most recently completed financial year and Equal is not a party to any contracts which would be considered material to the Company that were entered into prior to the most recently completed financial year that are still in effect, except for the 6.75% Debenture Indenture.

 INTERESTS OF EXPERTS

Reserve estimates contained herein are derived from Reserve Reports.  As of the date hereof, none of McDaniel or Haas or any of their designated professionals owns directly or indirectly, any Common Shares.  KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the company within the meaning of the Rules of Professional conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations there under adopted by the Securities and Exchange Commission and the Public Accounting Oversight Board (United States).

 AUDIT COMMITTEE

 General

Equal has established an audit committee (the “Audit Committee”) comprised of three members:  Victor Dusik, Robert Wilkinson and Michael Doyle, each of whom is considered “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

 Mandate of the Audit Committee

The mandate of the Audit Committee is to assist the Board of Directors of Equal in its oversight of the integrity of the financial and related information, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements.  In doing so, the Audit Committee oversees the audit efforts of the external auditors and, in that regard, is empowered to take such actions as it may deem necessary to satisfy itself that the external auditors are independent of the Company.

The Audit Committee’s function is oversight.  Management of Equal is responsible for the preparation, presentation and integrity of the financial statements of the Company.  Management is responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of the Company are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management and is audited by the external auditors, on whom the members of the Committee are entitled to rely in good faith.

The mandate of the Audit Committee is attached hereto as Appendix “A”.

 Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by Equal Energy to prepare the annual and interim financial statements.

Name of Audit Committee Member	Relevant Education and Experience
Victor Dusik
Mr. Dusik is a Chartered Accountant, Chartered Business Valuator and Certified Corporate Director with extensive experience in the areas of corporate finance, acquisitions and divestitures, public reporting and compliance. He spent more than 30 years in various progressive positions with Ernst & Young LLP providing public accounting and consulting services to a wide variety of companies and industry sectors.

Michael Doyle
Mr. Doyle is a Professional Geophysicist and Certified Corporate Director with more than 35 years of experience.  He has served as a director of a number of companies principally in the petroleum sector, and has served on professional and technical committees, including Audit Committees.  Mr. Doyle holds a Bachelor of Science (Math and Physics) from the University of Victoria.

Robert Wilkinson
Robert Wilkinson retired as a Principal and Director with Peters & Co. Limited, a position held from 1981 - 2005. Mr. Wilkinson was in the securities industry for over 35 years, the early years with Burns Bros., Denton and Wood Gundy. Mr. Wilkinson currently sits on the board of Pure Energy Services Ltd. and a number of private and start-up companies. Mr. Wilkinson holds a B.Sc. from the University of Manitoba and has completed his professional certification from the Institute of Corporate Directors. Mr. Wilkinson joined the Company's Board of Directors in May 2011.

 External Auditor Service Fees

KPMG LLP audited the annual financial statements for the 2011 and 2010 fiscal year.

(in $ thousands)	2011	2010
Audit fees (1)	619.5	559.0
Tax fees (2)	21.2	-
All other fees (3)	87.7	52.0
Total	728.4	611.0
Notes:

(1)           Audit fees include professional services rendered by KPMG LLP for the audit of the annual consolidated financial statements as well as services provided in connection with statutory and regulatory filings and engagements as well as International Financial Reporting Standards, and prospectus documents.
(2)	Tax fees include fee for tax compliance, tax advice and tax planning.
(3)	All other fees related to advisory for International Financial Reporting Standards and document translation.

 Audit Committee Oversight

Since the commencement of the most recently completed financial year, all recommendations of the Audit Committee to nominate or compensate an external auditor have been adopted by the Board of Directors of Equal Energy.

 ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional information related to the remuneration and indebtedness of the directors and officers of Equal, the principal holders of Common Shares, the Common Shares authorized for issuance equity compensation plans and corporate governance disclosure, is contained in the management information circular in respect of the next annual meeting of Shareholders.  Additional financial information is provided in the audited financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2011.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

APPENDIX “A”

AUDIT COMMITTEE MANDATE

1.	Role and Objective

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Equal Energy Ltd. (the “Company” or “Equal”), to which the Board has delegated its responsibility for oversight of the financial reporting process and recommending, for Board approval, the financial statements and other mandatory disclosure releases containing financial information.

The objectives of the Committee, with respect to the Company are as follows:

a. To oversee the credibility, integrity and objectivity of the financial reporting process;

b.	To assist the Board in meeting its responsibilities in respect of the preparation and disclosure of the financial statements of Equal and related matters;

c. To monitor the independence and performance of the external auditors;

d. To provide better communication between directors and external auditors;

e.	To strengthen the role of non-management directors by facilitating in-depth discussions among directors on the Committee, management and the external auditors.

2.	Composition

This Committee shall be composed of at least three individuals as determined by the Board from amongst its members, each of whom will be independent (within the meaning of National Instrument 52-110- Audit Committee of the Canadian Securities Administrators (“NI 52-110”) unless the Board determines to rely on an exemption in NI 52-110. )

The Secretary to the Board or another individual as selected by the Committee shall act as Secretary to the Committee;

A quorum shall be a majority of the members of the Committee;

All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110.  Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Equal.  In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

3. Meetings

The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.  As part of its job to foster open communication, the Committee should meet at least annually with management, internal auditors (if any) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.  In addition, the Committee or at least its Chair should meet with the external auditors and management quarterly to review the financials.  The Committee should also meet with management and the external auditors on an annual basis to review and discuss the annual financial statements and the management’s discussion and analysis of the financial conditions and results of operations.

Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

The Committee shall ensure that minutes are prepared for each meeting of the Committee.

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) or their designate shall be available to attend at all meetings of the Committee upon invitation by the Committee.

The Controller & Treasurer and such other employees as appropriate shall be available to attend and/or to provide information to the Committee upon invitation by the Committee.

4.      Mandate and Responsibilities of the Committee

Review Procedures

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Company’s internal control systems by:

1.	identifying, monitoring ,mitigating and reporting, material financial risks; and

2.	ensuring compliance with legal, ethical and regulatory requirements.

It is a primary responsibility of the Committee to review the quarterly and annual financial statements of Equal prior to their submission to the Board for approval.  The process should include but not be limited to:

a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

b)	reviewing significant accruals, reserves or other estimates;

c)	reviewing the accounting treatment of unusual or non-recurring transactions;

d)	ascertaining compliance with covenants under loan agreements;

e)	reviewing the adequacy of the asset retirement obligations;

f)	reviewing disclosure requirements for commitments and contingencies;

g)	obtaining reasonable explanations of significant variances with comparable reporting periods;

h)	determining through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed;

i)	reviewing adjustments raised by external auditors, whether or not included in the financial statements; and

j)	reviewing unresolved differences between management and the external auditors, if any.

The Committee is to review and recommend for Board approval of financial statements and related information included in prospectuses, management discussion and analysis, information circular-proxy statements and annual information forms, prior to filing or public disclosure.

The Committee is to discuss all public disclosure containing audited or unaudited financial information such as press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, before release.

The Committee is to review with the external auditors (and internal auditors, if any) their assessment of the integrity of the Company’s financial reporting process and controls, their written reports containing recommendation for improvement, and management’s response and follow-up to any identified weaknesses.

The Committee is responsible for satisfying itself that adequate procedures are in place for the review of the public disclosure of financial information of Equal from its financial statements and periodically assess the adequacy of those procedures.

The performance of the Committee shall be evaluated annually by the Board against criteria defined in the Committee and Board Mandates.

External Auditors

a. With respect to the appointment of external auditors by the Board, the Committee shall:

i.	review management’s recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and their fee;

ii.	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fee;

iii.
be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ reports or performing other audit, review or attest services for the Company including the resolution of disagreements between management and the external auditor regarding financial reporting;

iv.	review and pre-approve any non-audit services to be provided by external auditors’ firm and consider the impact to the independence of the auditors; and

v.	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

b. The Committee shall also review annually with the external auditor their plan for the audit and, upon completion of the audit, their reports upon the financial statements of Equal.

c. To review and obtain a written statement from the external auditor on a periodic basis detailing all relationships between the external auditors and Equal.

Other

a. Establish procedures independent of management for:

i.	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

b. Review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

c. Review and discuss with the CEO, CFO, and the external auditors, the matters required to be reviewed with those persons in connection with any certificates required by applicable laws, regulations or stock exchange requirements to be provided by the CEO and CFO.

d. Review and discuss major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles.

e. Review and discuss the type and presentation of information to be included in earnings press releases, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information.

f. Review and discuss with management the minutes of all meetings with the Company’s Disclosure Committee upon request.

g. Review any other matters required by law, regulation or stock exchange requirement, or that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

4. Reporting Obligations and Authority

Periodically, the Committee will provide a report to the Board of the material matters discussed and material resolutions passed at the Committee meeting.  Minutes of the Committee meeting will be provided to all Board members upon request.

Supporting schedules and information reviewed by the Committee shall be available for examination by any Director upon request.

The Committee shall have the authority to investigate any financial activity of Equal and to communicate directly with external auditors.  All employees are to cooperate as requested by the Committee.

The Committee may retain and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice, including the engagement of independent counsel and other advisors, to assist in fulfilling its duties and responsibilities at the expense of the Company.

Equal Energy Ltd. 2011 Annual Information Form                                                                                                -  -

APPENDIX “B-1”

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Equal Energy Ltd. (the “Company”):

1.
We have evaluated the Company’s Canadian reserves data as at December 31, 2011.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011 estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum ( the “Petroleum Society”).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2011, and identifies the respective portion thereof that we have evaluated, audited and reviewed and reported on to the Company’s management.

Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate $M )
		Audited	Evaluated	Reviewed	Total
February 15, 2012	Canada	-	$107,905.1	-	$107,905.1

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after preparation date.

7.
Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

McDaniel & Associates Consultants Ltd., Calgary, Alberta, Canada, February 15, 2012

Signed “C.B. Kowalski”                             .
C.B Kowalski, P. Eng
Vice President
Calgary, Alberta

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APPENDIX “B-2”

FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Equal Energy Ltd. (the “Company”):

1.
We have evaluated the Company’s U.S. Oklahoma reserves data as at December 31, 2011.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011 estimated using future prices and costs and proved reserves and related future revenue as at December 31, 2011, estimated using constant prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (the “Petroleum Society”).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2011, and identifies the respective portion thereof that we have evaluated, audited and reviewed and reported on to the Company’s management.

Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate US$M)
		Audited	Evaluated	Reviewed	Total
February 12, 2012	U.S. Oklahoma	-	$388,771	-	$388,771

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

Haas Petroleum Engineering Services, Inc., Dallas, Texas, U.S., February 27, 2012

Signed “Robert W. Haas”                             .
Robert W. Haas, P.Eng
President

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APPENDIX “C”

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER INFORMATION

Management of Equal Energy Ltd. (the “Company”), is responsible for the preparation and disclosure of information with respect to the oil and gas activities of the Company in accordance with securities regulatory requirements.  This information includes reserves data which are (a) estimates of proved reserves and probable reserves and related future net revenues as at December 31, 2011, estimated using forecast prices and costs and (b) proved reserves and related future net revenues as at December 31, 2011, estimated using constant prices and costs.

Independent qualified reserves evaluators have evaluated the reserves data of the Company.  The reports of the independent qualified reserves evaluators will be filed with the securities regulatory concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation;

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Signed “Don Klapko”
Don Klapko Chief Executive Officer Equal Energy Ltd.
Signed “Dell Chapman”
Dell Chapman Senior Vice President Finance and Chief Financial Officer Equal Energy Ltd.
Signed “Peter Carpenter ”
Peter Carpenter Director Equal Energy Ltd.
March 20, 2012

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APPENDIX “D”

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Michael Doyle

On February 23, 2007, Mr. Doyle became a Director and took on the role of Chairman of Vanquish Energy Corp., a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the chief executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company.  After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.

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